Annual Information Form

FOR THE YEAR ENDED DECEMBER 31, 2023

FORWARD LOOKING STATEMENTS
This Annual Information Form of SilverCrest Metals Inc. (the "Company" or "SilverCrest") contains "forward-looking statements" within the meaning of Canadian securities legislation. Such forward-looking statements concern the Company's anticipated results and developments in the Company's operations in future periods, planned exploration and development of its properties, planned expenditures and plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on expectations of future performance, including gold and silver production and planned work programs. In addition, these statements include, but are not limited to: the future price of commodities; the estimation of mineral resources and reserves; the realization of mineral resource and reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; costs and timing of the development of new deposits; timing of completion of exploration programs; technical reports and studies; the success of exploration and development activities and mining operations; the impact of the COVID-19 pandemic on operations, future financings, the Company's share price and on the timing and completion of exploration programs, technical reports and studies; mine operation activities; permitting timelines; currency fluctuations; requirements for additional capital; government regulation of exploration and production operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; completion of acquisitions and their potential impact on the Company and its operations; limitations on insurance coverage; maintenance of adequate internal control over financial reporting and the development and advancement of the Company's ESG (as defined below) strategy.
Forward-looking statements are made based upon certain assumptions and other important factors that, while considered reasonable by the Company, are inherently subject to significant business economic, competitive, political and social uncertainties and contingencies. The Company has made assumptions based on many of these factors which include, without limitation: present and future business strategies; the environment in which the Company will operate in the future, including the price of gold and silver; currency exchange rates; estimates of capital and operating costs; production estimates; estimates of mineral resources and metallurgical recoveries; and mining operational and development risks. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made.
Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: fluctuations in the price of gold and silver; the impact of the Ukraine-Russia conflict on supply chains and pricing and availability of commodities; timing and content of work programs; interest rate risks; global market conditions; fluctuations in the Company's share prices; results of exploration activities; the interpretation of drilling results and other geological data; reliability of mineral resource estimates; receipt, maintenance and security of permits and mineral property titles; enforceability of contractual interests in mineral properties; environmental and other regulatory risks; the effects of climate change; compliance with changing environmental regulations; dependence on local community relationships; risks of local violence; risks related to natural disasters, terrorism, civil unrest, public health concerns (including the impact on operations of health epidemics or outbreaks of communicable diseases such as the COVID-19 pandemic) and other geopolitical uncertainties; reliability of costs estimates; project cost overruns or unanticipated costs and expenses; fluctuations in the foreign exchange rate (particularly the Mexican peso, Canadian dollar and United States dollar); risks associated with taxation in multiple jurisdictions; uncertainty in the Company's ability to fund the exploration and development of its mineral properties or the completion of further exploration programs; risks associated with the Credit Facility (defined below); uncertainty as to whether the Company's exploration programs will result in the discovery, development or production of commercially viable ore bodies or yield reserves; operational, health and safety risks; infrastructure risks; risks associated with costs of reclamation; development plans and costs differing materially from the Company's expectations; risks related to mineral properties being subject to prior unregistered agreements, transfers, claims and other defects in title; uncertainty in the ability to obtain financing if required; maintaining adequate internal control over financial reporting; dependence on key personnel; and general market and industry conditions. This list is not exhaustive of the factors that may affect the Company's forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.
The Company's forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made. While the Company has attempted to identify important factors that could cause actual actions, events or results to differ from those described in forward-looking statements, there may be factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company undertakes no obligation to update or revise any forward-looking statements included in this Annual Information Form if these beliefs, expectations and opinions or other circumstances should change, except as otherwise required by applicable law.

CAUTIONARY NOTE TO U.S. INVESTORS
This Annual Information Form includes Mineral Resource and Reserve classification terms that comply with reporting standards in Canada and the Mineral Resource and Reserve estimates are made in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the United States Securities and Exchange Commission (the "SEC") applicable to domestic United States reporting companies. Consequently, Mineral Resource and Reserve information included in this Annual Information Form may not be comparable to similar information that would generally be disclosed by United States domestic reporting companies subject to the reporting and disclosure requirements of the SEC. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with US standards.

1. General
1.1Date of Information
All information in this Annual Information Form ("AIF") is as of March 11, 2024, unless otherwise indicated, and the information contained herein is current as of such date, unless otherwise stated.
1.2Conversion Table
All data and information are presented in metric units. In this Annual Information Form, the following conversion factors were used:

2.47 acres	=	1 hectare	0.4047 hectares	=	1 acre
3.28 feet	=	1 metre	0.3048 metres	=	1 foot
0.62 miles	=	1 kilometre	1.609 kilometres	=	1 mile
0.032 ounces (troy)	=	1 gram	31.103 grams	=	1 ounce (troy)
1.102 tons (short)	=	1 tonne	0.907 tonnes	=	1 ton
0.029 ounces/ton	=	1 gram/tonne	34.286 grams/tonne	=	1 ounce/ton
1 ppm	=	1 gram/tonne
1 ounce/ton	=	34.286 ppm
1%	=	10,000 ppm
1.3Technical Abbreviations

Ag	silver	m	metres
AgEq	silver equivalent(1)	NI 43-101	National Instrument 43-101 Standards of Disclosure for Mineral Projects
Au	gold	NSR	net smelter returns
cm	centimetres	oz	ounce(s)
g	grams	Pb	Lead
gpt	grams per tonne	RC	reverse circulation
km	kilometres	t	Tonne
koz	kilo-ounce(s)	tpd	tonnes per day
kt	kilotonne
(1)AgEq ratio is based on the gold to silver ratio of 79.5:1 from the Technical Report (as defined under Section 4.4.1 - Las Chispas Operation) and is calculated using $1,650/oz Au and $21.00/oz Ag, with average metallurgical recoveries of 97.9% Au and 96.7 Ag, and 99.9% payable for both Au and Ag.
1.4Currency
All dollar ($) amounts stated in this Annual Information Form refer to United States dollars ($ or US$) unless Canadian dollars (C$) are indicated. On March 8, 2024, the daily average exchange rate for the United States dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was US$1.00 = C$1.3471 (C$1.00 = US$0.7423). On December 29, 2023, the daily average exchange rate for the United States dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was US$1.00 = C$1.3226 (C$1.00 = US$0.7561).
1.5Qualified Persons
N. Eric Fier, CPG, P. Eng, is a Qualified Person within the meaning of NI 43-101, and has reviewed and approved the scientific and technical information relating to the Company's mineral properties disclosed in this Annual Information Form. Mr. Fier is the Chief Executive Officer and a director of SilverCrest. Other qualified persons are responsible for the technical and scientific information contained in the technical reports incorporated by reference in this Annual Information Form. See "Interests of Experts - Names of Experts".

2. Corporate Structure
2.1Name, Address and Incorporation
SilverCrest Metals Inc. was incorporated under the name "1040669 B.C. Ltd." under the Business Corporations Act (British Columbia) ("BCBCA") on June 23, 2015. The Notice of Articles of the Company was subsequently amended on August 11, 2015, to change the name of the Company to "SilverCrest Metals Inc.". Upon the Company's incorporation on June 23, 2015, the Company was a wholly owned subsidiary of SilverCrest Mines Inc. ("SilverCrest Mines"). The Company was established as part of an arrangement (the "Arrangement") completed under the BCBCA on October 1, 2015, pursuant to which First Majestic Silver Corp. ("First Majestic") acquired SilverCrest Mines after the Company was spun off from SilverCrest Mines to the former shareholders of SilverCrest Mines. The Arrangement resulted in the Company holding title to various exploration properties located in Mexico that were formerly held by SilverCrest Mines. The common shares of the Company (the "Common Shares") commenced trading on the TSX Venture Exchange ("TSX-V") on October 9, 2015 and were listed on the NYSE American ("NYSE") on August 21, 2018. The Common Shares commenced trading on the Toronto Stock Exchange ("TSX") on August 29, 2019, and were concurrently delisted from the TSX-V.
The head office of the Company is located at Suite 501, 570 Granville Street, Vancouver, British Columbia, V6C 3P1. The registered office of the Company is located at 19th Floor, 885 West Georgia Street, Vancouver, British Columbia, V6C 3H4.
2.2Intercorporate Relationships

Subsidiary	Location	Ownership	Principal activity
NorCrest Metals Inc. ("NorCrest")	Canada	100%	Holding Company
Compañía Minera La Llamarada, S.A. de C.V. ("La Llamarada")	Mexico	100%	Exploration and production

3. General Development of the Business
3.1Overview
SilverCrest is a Canadian-based precious metals producer headquartered in Vancouver, BC, with an ongoing initiative to increase its silver-gold assets by expanding current resources and reserves, acquiring, discovering, developing and operating high value precious metal projects in the Americas. The Company's principal focus is operating its Las Chispas silver and gold operation ("Las Chispas" or the "Las Chispas Operation" or the "Las Chispas Mine"), consisting of 28 concessions of an estimated 1,401 hectares. The operation is located approximately 180 km northeast of Hermosillo, Sonora, Mexico. Las Chispas is in a prolific mining area with nearby precious and base metal producers.
The Company has a portfolio of three other mineral exploration properties in Sonora, Mexico, comprised of El Picacho, Cruz de Mayo, and Angel de Plata properties.
The Company's Common Shares are currently traded on the TSX under the symbol "SIL" and on the NYSE under the symbol "SILV".
3.2Three Year History
2021
Las Chispas
During Q1, 2021, the Company announced positive results from a technical report titled "NI-43-101 Technical Report & Feasibility Study on the Las Chispas Project" dated February 2, 2021, with an effective date January 4, 2021 (the "2021 Feasibility Study") and commenced project construction. At the end of 2021, overall construction progress at Las Chispas was ahead of schedule and was 86.2% complete compared to a scheduled completion of 79.3%. During 2021, the Company committed 75.2% ($103.6 million) of the $137.7 million 2021 Feasibility Study capital cost estimate. Of the remaining capital to be incurred in 2022, 20.7% was related to the Ausenco fixed price engineering, procurement and construction (“EPC”) contract for process plant construction and 14.7% was unused contingency.
At the end of 2021, SilverCrest completed a total of 17.5 km of underground development since 2019. Approximately 1.8 km of additional development occurred in 2021 beyond the 2021 Feasibility Study life of mine ("LOM") plan. During 2021, the Company stockpiled an estimated 33 kt of mineralized material. The total stockpile at 2021 year end (excluding historic stockpiles) was estimated to be 85 kt with grades in-line with the 2021 Feasibility Study Mineral Reserves.

During H1, 2021, the Company completed construction of a new 513 single-occupancy room camp. This fully confined camp, along with other strict COVID-19 protocols, allowed SilverCrest to continue its exploration, underground development, and construction with the objective of limiting potential exposure of personnel and nearby communities to the COVID-19 virus. SilverCrest's strict COVID-19 protocols, including its confined camp, resulted in no delays due to COVID-19 or any other reason in 2021 and also resulted in additional benefits in productivity.
During 2021, the Company completed approximately 114,000 metres of drilling, which predominantly focused on infill drilling of inferred resources to support conversion to indicated resources for potential conversion to mineral reserves.
Other Properties
During 2021, the Company completed approximately 80,700 metres of drilling at its El Picacho property ("Picacho"), and incurred approximately $10.0 million in total exploration expenditures. Please refer to the Company's news release dated February 24, 2021 for the initial drill results for Picacho.
Financings
On February 22, 2021, the Company completed a prospectus offering of 15,007,500 Common Shares at a price of $9.20 per common share for gross proceeds of $138.1 million ($131.4 million net proceeds). This bought deal financing offering was completed by way of a prospectus supplement to the base shelf prospectus filed on June 9, 2020.
On December 31, 2020, NorCrest (as borrower), and the Company, La Llamarada and other subsidiaries (as guarantors), and RK Mine Finance Bermuda 4 Limited (as lender) entered into a credit agreement (the "2020 Credit Facility") in the amount of $120 million. The Company made two drawdowns totaling $60.0 million of the $120.0 million 2020 Credit Facility during 2021.
2022
Las Chispas
In late May 2022, the Company completed construction at Las Chispas on time and under budget and commenced commissioning. During commissioning, the Las Chispas processing plant has performed in-line or ahead of the 2021 Feasibility Study expectations on operating metrics. The Company declared commercial production, effective November 1, 2022.
From the start of commissioning in June 2022 to the end of 2022, the Company processed approximately 187,600 tonnes of ore1 at a grade of 3.05 gpt Au and 312 gpt Ag, or 555 gpt AgEq2. Metallurgical recoveries in 2022 were 96.5% for Au and 92.5% for Ag, or 94.2% AgEq2.
In 2022, recovered metal totaled 17,770 oz Au and 1.74 million oz Ag, or 3.16 million oz AgEq2 and the Company sold approximately 11,400 ounces of gold for $19.7 million and 1.12 million ounces of silver for $23.8 million, or 2.03 million oz AgEq2 for total revenue of $43.5 million.
In 2022, an additional 8.0 km of underground development was completed at the Las Chispas Mine. The average mining rate for Q4, 2022 was 700 tpd, in line with the Company's revised guidance of 600 to 700 tpd (see news release dated September 14, 2022).
A total of an estimated 201 kt of ore were mined from development and stoping activities in 2022, below the 2021 Feasibility Study projection of an estimated 214 kt. The variance was a result of lower productivity in resue mining stopes due to safety concerns and narrower vein widths in some areas. Long hole mining has progressed well and has achieved production and dilution rates as set out in the 2021 Feasibility Study.
At the end of 2022, total ore stockpiles (including historic stockpiles) were estimated at 261 kt. Stockpiles built prior to the construction decision being made at the end of 2021 were previously expensed (as per the Company’s exploration and evaluation policy) and, as a result, the stockpiles carry a lower carried cost. It is expected that stockpiles will continue to represent a notable component of process plant feed through 2024, which will support financial de-risking.
1The Company defines ore as mineralized material or feed material with economic value to be processed.
2 2022 AgEq figures were originally presented using a Ag:Au ratio of 86.9:1 but have been recast for consistency with the ratio of 79.51:1 being applied to current year figures based on the Technical Report as defined under Section 4.4.1 - Las Chispas Operation.

Other Properties
During 2022, the Company completed approximately 26,200 metres of drilling at Picacho and incurred approximately $5.4 million in total exploration expenditures. Picacho exploration focused on exploration and infill drilling. Please refer to the Company's news release dated April 13, 2022 for drill results for Picacho.
Financings
On November 29, 2022, the Company refinanced its $120 million 2020 Credit Facility, of which only $90 million had been drawn, with a new $120 million credit facility (the "Credit Facility") through a syndicate of lenders comprised of The Bank of Nova Scotia and Bank of Montreal. The Credit Facility includes a $50 million term facility ("Term Facility") and a $70 million revolving facility ("Revolving Facility"). On closing of the Credit Facility, the Company fully drew the $50 million Term Facility and used $40 million of its cash balance to repay the 2020 Credit Facility, which was with an affiliate of RK Mine Finance. The Revolving Facility of $70 million will be available to the Company until November 27, 2026 for general corporate purposes and working capital. On closing of the Credit Facility and repayment of the 2020 Credit Facility, the Company had a cash balance of approximately $50 million, total debt of $50 million and undrawn Revolving Facility of $70 million. The Term Facility has a 3-year term with a maturity date of November 28, 2025. The Revolving Facility has a 4-year term with a maturity date of November 27, 2026. Both the Term Facility and Revolving Facility bear interest at a rate based initially on an adjusted Term secured overnight financing rate as administered by the Federal Reserve Bank of New York ("SOFR"), plus an applicable margin ranging from 2.50% to 3.75% which Term SOFR margin had been set at 3.00% until June 30, 2023. The undrawn portion of the Revolving Facility is subject to a standby fee ranging from 0.56% to 0.84% per annum. All debts under the Credit Facility are guaranteed by the Company and its subsidiaries and secured by the assets of the Company and NorCrest and pledges of the securities of the Company's subsidiaries. The Credit Facility includes certain covenants that are calculated and reported each fiscal quarter. As at December 31, 2022, the Company was in compliance with all covenants.
2023
Las Chispas
During July 2023, the Company announced the results of the Technical Report (as defined under Section 4.4.1 - Las Chispas Operation) which confirmed strong economics with estimated average annual production of 57,000 oz/year Au and 5.5 million oz/year Ag, or 10.0 million oz/year AgEq, during the first seven full years. Using a 5% discount rate and average gold and silver prices of $1,800/oz and $23.00/oz respectively as the Base Case, Las Chispas generates a post-tax net present value of $549.9 million.
In 2023, the Company completed an additional 13.2 km of horizontal and vertical underground development, compared to 8.0 km in 2022. During 2023, mining rates averaged 824 tpd, in line with the ramp-up estimate of 800 to 900 tpd outlined in the Technical Report.
During 2023, SilverCrest proactively began a selection process to review its underground mining contract. The Company began discussions with several potential underground mine contractors to compete for this contract with the focus on safety, predictability, and cost. Early in Q1, 2024 the selection process and negotiations were finalized and beginning in February 2024, the new mining contractor, a subsidiary of Dumas Contracting Ltd. (“Dumas”) began mobilizing to Las Chispas under a five year service contract covering all underground development and production activities. Dumas is expected to continue mobilizing through Q3, 2024. Both contractors are committed to a smooth transition and hand-off of underground operations. A total of $4.5 million in mobilization charges will be paid over the mobilization period with the expense recognized over the life of the five year contract.
Average daily mill throughput was 1,182 tpd in 2023 and gold and silver processed grades averaged 4.39 gpt Au and 423 gpt Ag, or 771 gpt AgEq.
In 2023, recovered metal totaled 59,700 oz Au and 5.65 million oz Ag, or 10.40 million oz AgEq.
During 2023, the Company sold approximately 58,200 ounces of Au for $113.3 million and 5.62 million ounces of Au for $131.9 million, or 10.25 million oz AgEq for total revenue of $245.1 million.
Exploration
During 2023, the Company completed exploration work at Las Chispas, which is capitalized as growth capital.
During Q4, 2023, 17,947 metres of drilling was completed at Las Chispas, with 42% of the metres focused on infill drilling of Inferred Resources (see Technical Report) for conversion to Indicated Resources and possible conversion to Reserves. The balance of the drilling was focused on new vein targets. In Q4, 2023, the Company spent $5.0 million on exploration at Las Chispas. This drilling program will continue in 2024 with a budget of up to $14 million targeting conversion in H1, 2024 and targeting inferred growth in H2, 2024.

During 2023, 50,233 metres of drilling was completed and $11.4 million was spent on exploration at Las Chispas.
Other Properties
During 2023, the Company had a reduction in its exploration program for Picacho compared to previous year attributed to the Company's focus on Las Chispas operations.
Financings
During 2023, the Company's operations generated cash flow of $158.3 million. In addition to investing $37.1 million in sustaining capital items at Las Chispas, management allocated excess cash for debt repayment, purchase of bullion and purchase of shares of the Company.
Debt
During 2023, the Company voluntarily prepaid the full $50 million Term Facility principal. As of December 31, 2023, the Company was debt free, had not made any draws on the $70 million Revolving Facility, and was in compliance with all covenants.
Bullion
During 2023, the Company purchased gold and silver bullion from a North American based bullion bank to hold as treasury assets in accordance with its liquidity management policies. As of December 31, 2023, the Company had $86.0 million of cash and cash equivalents and $19.2 million of bullion for total treasury assets of $105.2 million.
Other
Share buy back
During 2023, the Company received TSX acceptance of a Normal Course Issuer Bid ("NCIB") permitting the Company to purchase up to 7,361,563 common shares of the Company over a 12-month period beginning on August 14, 2023. Under the NCIB, the Company may purchase up to a maximum of 80,376 common shares on the TSX during any trading day. All common shares, if any, purchased pursuant to the NCIB will be cancelled. During 2023, the Company repurchased and cancelled 1,504,200 common shares at an average price of C$6.44 per share for a total of $7.1 million.
3.3Significant Acquisitions
The Company has not made any significant acquisitions since it became a reporting issuer.

4. Description of Business
4.1General
The Business of the Company
The Company is a Canadian-based precious metals producer with an ongoing initiative to increase its asset base by expanding current resources and reserves, acquiring, discovering and developing high value precious metal projects, and ultimately operating multiple silver-gold mines in the Americas.
The Company's principal focus is operating its Las Chispas Mine, in Sonora, Mexico. 2023 was the Company's first full year of production at Las Chispas. The Company declared commercial production for the Las Chispas Mine on November 1, 2022 after completion of construction and commissioning of the processing plant in late May 2022. For a summary of the activities at Las Chispas, see "General Development of the Business - Three Year History".
Production
The doré bars produced at the Las Chispas Operation have variable gold and silver contents and a variable gold to silver ratio, depending mainly on the corresponding gold and silver grades of the feed material being processed at any given time. Gold and silver doré produced at Las Chispas requires further refining by third-party refiners before being provided to the market as bullion. SilverCrest has engaged with gold and silver buyers and refiners, and made the necessary arrangements to safely transport, refine, and sell the doré. Gold and silver doré can be readily sold on many markets throughout the world and the market price can be ascertained on demand. The market prices of gold and silver are key drivers of the Company's profitability. The prices of gold and silver can fluctuate widely and are affected by a number of macroeconomic factors, including global or regional consumption patterns, the supply of and demand for gold and silver, and political and economic conditions of major gold and silver producing and consuming countries throughout the world.
The Company's revenue from the gold and silver doré produced at Las Chispas during 2023 and 2022 was as follows:

2023	Quantity Sold	Revenue	% of Total Revenue
Gold	58,200 ounces	$113.3 million	46%
Silver	5.62 million ounces	$131.9 million	54%
Total		$245.1 million	100%

2022	Quantity Sold	Revenue	% of Total Revenue
Gold	11,400 ounces	$19.7 million	45%
Silver	1.12 million ounces	$23.8 million	55%
Total		$43.5 million	100%
Specialized Skill and Knowledge
Most aspects of the Company's business require specialized skills and knowledge in geology, exploration, development, construction, mineral production, accounting and capital markets. The Company has a number of executive officers and employees with extensive experience in mining, geology, metallurgy, exploration and development in Mexico and other parts of the Americas and elsewhere, as well as executive officers and employees with relevant accounting and capital markets experience. The Company's business depends upon these skilled and experienced personnel. See "Risk Factors" for further details.
Competitive Conditions
The Company competes with other precious metal mining companies in the acquisition, exploration, financing and development of new properties and projects in North America and the recruitment and retention of qualified personnel that can find, develop and mine such mineral properties. Since inception of the Company in 2015, SilverCrest has successfully grown from being an exploration company, to a development company in 2021 and to an operating company with its producing Las Chispas Mine in 2022. As a relatively new operating company, many other larger mining companies have greater financial resources and economies of scale for, among other things, exploration, development and operational activities, corporate and business development, and the recruitment and retention of qualified personnel. See "Risk Factors" for further details.
Environmental Protection
The Company's operations are subject to environmental regulations promulgated by government agencies from time to time, including requirements for closure and reclamation of mining properties.
In all jurisdictions where the Company operates, specific statutory and regulatory requirements and standards must be met throughout the exploration, development and operations stages of a mining property including, but not limited to, air quality, water quality, fisheries and wildlife protection, solid and hazardous waste management and disposal, noise, land use and reclamation.
The financial and operational effect of environmental protection requirements on the capital expenditures and earnings of the Company's mineral properties are not significantly different than that of similar sized mines in the same jurisdiction of Mexico, and therefore should not have a negative effect on the Company's competitive position in the future.
The Company has a reclamation obligation at its Las Chispas Mine, and the present value of this obligation as at December 31, 2023, was estimated to be $5.9 million.
Employees
At December 31, 2023, the Company and its subsidiaries have an aggregate of approximately 20 full-time personnel based in Canada and an estimated 320 unionized and non-unionized employees based in Sonora, Mexico. All management functions of the Company are performed by the executive officers of the Company, either directly or through their consulting companies.
Foreign Operations
The Company's activities are currently focused on the operations of the Las Chispas Mine located in Sonora, Mexico, which exposes it to various levels of political, economic and other risks and uncertainties associated with operating in a foreign jurisdiction. Operating in Mexico, an emerging economy, has certain risks, including changes to or invalidation of government mining regulations; expropriation or revocation of land or property rights; changes in foreign ownership rights; changes in foreign taxation rates; corruption; uncertain political climate; terrorist actions or war; and lack of a stable economic climate. See "Risk Factors".

Intangibles, Cycles and Changes to Contracts
The Company's business is not materially affected by intangibles such as licences, patents and trademarks, nor is it significantly affected by seasonal changes. Other than as disclosed in this Annual Information Form, the Company is not aware of any aspect of its business which may be affected in the current financial year by renegotiation or termination of contracts.
The Company has entered into various contracts necessary for operating the Las Chispas Mine. These contracts include, but are not limited to, contracts for underground mining, drilling, explosives, power, supply of consumables, catering, security, personnel transportation and refining. These contracts are reviewed and negotiated periodically to ensure they remain competitive and aligned within industry norms for projects in similar settings in Mexico.
4.2Risk Factors
The following factors are those which are the most applicable to the Company. The discussion which follows is not inclusive of all potential risks. Risk management is an ongoing exercise upon which the Company spends a substantial amount of time. While it is not possible to eliminate all of the risks inherent in the mining business, the Company strives to manage these risks to the greatest extent possible, to ensure that its assets are protected.
The Company's production, development and cost estimates may vary and/or not be achieved.
The Technical Report contains estimates of future production, development plans, operating and capital costs and other economic and technical estimates relating to Las Chispas. These estimates are based on a variety of factors and assumptions and there is no assurance that such production, plans, costs or other estimates will be achieved. Actual production, costs and financial returns may vary significantly from the estimates depending on a variety of factors many of which are not within the Company's control. Similarly, there can be no assurance that historical rates of production, grades of ore processed, rates of mineral recoveries or mining cash costs will not experience fluctuations or differ significantly from current levels over the course of the mining operations of the Company. Factors that may impact production cost include, but are not limited to: actual ore mined varying from estimates of grade, tonnage, dilution, and metallurgical and other characteristics; mine failures or equipment failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, wildfires, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; exchange rate and commodity price fluctuations; shortages of principal supplies needed for operations; labour shortages or strikes; epidemics, pandemics and public health emergencies, including those related to the recent outbreak of COVID-19; high rates of inflation; civil disobedience and protests; and restrictions (including changes to the taxation regime) or regulations imposed by governmental or regulatory authorities, including permitting and environmental regulations, or other changes in the regulatory environments. Failure to achieve estimates or material increases in costs could have a material adverse impact on the Company's future cash flows, profitability, results of operations and financial condition.
Global market conditions may impact the mining sector.
Global financial markets are experiencing extreme volatility as a result of ongoing geopolitical conflicts, inflation, and recent interest rate increases. Events in global financial markets, and the volatility of global financial conditions, will continue to have an impact on the global economy. Many industries, including the mining sector, are impacted by market conditions. Some of the key impacts of financial market turmoil include devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market liquidity. Financial institutions and large corporations may be forced into bankruptcy or need to be rescued by government authorities. Access to financing may also be negatively impacted by future liquidity crises throughout the world. These factors may impact the Company's ability to obtain equity or debt financing and, where available, to obtain such financing on terms favorable to the Company.
Increased levels of volatility and market turmoil could have an adverse impact on the Company's operations and planned growth and the trading price of the securities of the Company may be adversely affected.
The Company's share price is substantially volatile.
The market prices for the securities of mineral exploration and production companies, including the Company's securities, have historically been highly volatile. The market has, from time to time, experienced significant price and volume fluctuations that are unrelated to the operating performance of any particular company. In addition, because of the nature of the Company's business, certain factors, such as announcements and the public's reaction, the Company's operating performance and the performance of competitors and other similar companies, fluctuations in the market prices of resources, government regulations, changes in recommendations by research analysts who track the Company's securities or securities of other companies in the resource sector, general market conditions, announcements relating to litigation, acquisitions or sales, equity financings by the Company, the arrival or departure of key personnel and the risk factors described in this Annual Information Form can have an adverse impact on the market price of the Company's Common Shares.
In addition, the global stock markets and prices for shares of mineral exploration and production companies have experienced volatility that often has been unrelated to the operating performance of such companies. The market and industry fluctuations may adversely affect the market price of the Company's Common Shares, regardless of the Company's operating performance.
Precious metal prices are subject to wide fluctuations.
The Company's revenue is primarily dependent on the sale of gold and silver and movements in the spot price of gold or silver may have a direct and immediate impact on the Company's income. The profitability of any future precious metal operations in which the Company has an interest will be significantly affected by changes in the market prices of precious metals. Prices for precious metals fluctuate on a daily basis, have historically been subject to wide fluctuations and are affected by numerous factors beyond the control of the Company such as the level of interest rates, the rate of inflation, the rates of investment return in broad financial markets, central bank transactions, world supply of the precious metals, foreign currency exchange rates, international investments, monetary systems, speculative activities, international economic conditions and political developments. The exact effect of these factors cannot be accurately predicted, but the combination of any or all of these factors may result in the Company not receiving adequate returns on invested capital or the Company's investments in its mineral properties not retaining their respective values. Future production from the Company's mining properties is dependent on metal prices that are adequate to make these properties economic. Declining market prices for precious metals could materially adversely affect the Company's future operations and profitability and may require a reassessment of the feasibility of Las Chispas.
Mineral resource and mineral reserve estimates are based on interpretations and assumptions that may not be accurate.
There are numerous uncertainties inherent in estimating quantities of mineral resource and mineral reserve estimates and grades of mineralization, including many factors beyond the Company's control. In making determinations about whether to advance a project to development, mineral resources and grades of mineralization must be considered as estimates only. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling which may prove to be unreliable. Mineral resources, mineral reserves or other mineralization estimates may not be accurate.
Any material changes in mineral resource and mineral reserve estimates and grades of mineralization will affect the economic viability of placing a property into production and a property's return on capital. Estimates of mineral resource and mineral reserve estimates have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for gold, silver and other precious metals may render portions of the Company's resources uneconomic.
Any material reductions in estimates of mineralization, or of the Company's ability to extract this mineralization, including estimates made in the Technical Report, could have a material adverse effect on the Company's results of operations or financial condition. There can be no assurance that the mineral recovery rates achieved in small scale tests will be duplicated under on-site conditions or in production scale, or that existing known recoveries will continue.
Uncertainties and risks relating to the Technical Report.
The Technical Report includes estimates of future production, development plans, operating costs and capital costs and other economic and technical estimates for Las Chispas. These estimates are based on a variety of factors and assumptions and there is no assurance that such production plans, costs or other estimates will be achieved. Actual production, costs and financial returns may vary significantly from the estimates depending on a variety of factors, some of which are not within the Company's control. Consequently, there is no certainty that the results set out in the Technical Report will be realized.
There is no assurance that the Company's exploration and development programs and properties will result in the discovery, development or production of a commercially viable ore body or yield new reserves to replace or expand current reserves.
The business of exploration for minerals and mining involves a high degree of risk. Only a select few properties that are explored are ultimately developed into producing mines. At this time, apart from the mineral resources and reserves defined at Las Chispas and nearby Cruz de Mayo property, the Company does not have any other properties with mineral resources.
Substantial expenditures are required to discover an orebody, to establish reserves, to identify the appropriate metallurgical processes to extract metal from ore, and to develop the mining and processing facilities and infrastructure. The economics of developing gold, silver and other mineral properties are affected by many factors including the accuracy of estimating mineral resources and reserves, metal recoveries, capital and operating costs, variations of the tonnage and grade of ore mined, fluctuating mineral markets, the proximity and capacity of milling and smelting facilities, the availability and cost of skilled labour, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. The Company is also subject to the risks associated with establishing mining operations including the potential for labour unrest, potential increases in cost structures due to changes in the cost of consumables, and construction and development costs exceeding the Company's forecasted costs. Development projects are also subject to the successful completion of economic evaluations or feasibility studies, issuance of necessary governmental permits and availability of adequate financing. Depending on the prices of gold, silver or other minerals produced, the Company may determine that it is impractical to commence or continue commercial production.
Mining operations involve hazards and risks.
Mining operations generally involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include, but are not limited to, the following: environmental hazards and catastrophes, industrial accidents and explosions, third-party accidents, unusual or unexpected geological structures or formations, inaccurate mineral modelling, metallurgical and other processing problems, failure of engineered structures, remote locations and inadequate infrastructure, equipment failure, changes in the costs of consumables, power outages, fires, labour shortages and disruptions (including due to public health issues or strikes), sabotage, floods, cave-ins, land-slides, acts of God, periodic interruptions due to inclement or hazardous weather conditions, earthquakes, war, rebellion, organized crime, revolution, delays in transportation, restrictions of courts and/or government authorities, other restrictive matters beyond the reasonable control of the Company, and the inability to obtain suitable or adequate machinery, equipment or labour and other risks involved in mineral property exploration and development.
Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration and development of precious and base metals, any of which could result in work stoppages, delayed production and resultant losses, asset write downs, monetary losses, damage to or destruction of mine and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damages. The Company may become subject to liability for pollution or hazards against which it cannot insure or against which it may elect not to insure. Any compensation for such liabilities may have a material, adverse effect on the Company's financial position.
The Company's property, business interruption, and liability insurance may not provide sufficient coverage for losses related to these or other hazards. Insurance against certain risks, including certain liabilities for environmental pollution, may not be available to the Company or to other companies within the industry at reasonable terms or at all. In addition, the Company's insurance coverage may not continue to be available at economically feasible premiums, or at all. Any such event could have a material adverse effect on the Company's business.
The Company is subject to government regulation and failure to comply could have an adverse effect on the Company's operations.
The Company's operations, exploration and development activities are subject to extensive foreign federal, state and local laws and regulations governing such matters as environmental protection, management and use of toxic substances and explosives, management of natural resources, health, exploration and development of mines, production and post-closure reclamation, safety and labour, mining law reform, price controls, import and export laws, anti-corruption and anti-bribery statutes, archaeological and cultural preservation, taxation, maintenance of claims, tenure, government royalties and expropriation of property. There is no assurance that future changes in such regulation, if any, will not adversely affect the Company's operations.
Such laws and regulations may require the Company to obtain licenses and permits from various governmental entities. The costs associated with compliance with these laws and regulations are substantial and possible future laws and regulations, changes to existing laws and regulations and more stringent enforcement of current laws and regulations by governmental authorities could cause additional expenses, capital expenditures, restrictions on or suspensions of the Company's operations and delays in the development of its properties. Failure to comply with applicable laws and regulations, including licensing and permitting requirements, may result in civil or criminal fines, penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations, requiring corrective measures, requiring the installation of additional equipment, requiring remedial actions or imposing additional local or foreign parties as joint venture partners, any of which could result in significant expenditures or loss of income by the Company.
Moreover, these laws and regulations may allow governmental authorities and private parties to bring lawsuits based upon damages to property and injury to persons resulting from the environmental, health and safety practices of the Company's past and current operations, or possibly even those actions of parties from whom the Company acquired its mines or properties, and could lead to the imposition of substantial fines, penalties or other civil or criminal sanctions. The Company retains competent and well-trained individuals and consultants in jurisdictions in which it does business; however, even with the application of considerable skill, the Company may inadvertently fail to comply with certain laws. Such events can lead to financial restatements, fines, penalties, and other material negative impacts on the Company.
The Company is subject to assessment by taxation authorities in multiple jurisdictions that arise in the ordinary course of business.
In the normal course of business, the Company is subject to assessment by taxation authorities in various jurisdictions. Income tax provisions and income tax filing positions require estimates and interpretations of income tax rules and regulations of the various jurisdictions in which the Company operates and judgments as to their interpretation and application to the Company's specific situation. The Company's business and operations of the business and operations of its subsidiaries is complex, and the Company has, historically, undertaken a number of significant financings, acquisitions and other material transactions. While the Company's management believes that the provision for income tax is appropriate and in accordance with IFRS Accounting Standards and applicable legislation and regulations, tax filing positions are subject to review and adjustment by taxation authorities, which may challenge the Company's interpretation of the applicable tax legislation and regulations. Any review or adjustment may have a material adverse effect on the Company's financial condition.
The introduction of new tax laws, tax reforms, regulations or rules, or changes to, or differing interpretation of, or application of, existing tax laws, regulations or rules in Canada or México or any other countries in which the Company's subsidiaries may be located, or to which shipments of products are made, could result in an increase in the Company's taxes payable, or other governmental charges, interest and penalties, duties or impositions. No assurance can be given that new tax laws, tax reforms, regulations or rules will not be enacted or that existing tax laws, regulations or rules will not be changed, interpreted or applied in a manner which could result in the Company's profits being subject to additional taxation, interest and penalties, or which could otherwise have a material adverse effect on the Company.
The Company may not be successful in obtaining and renewing government permits.
In the ordinary course of business, the Company is required to obtain and renew government permits for the operation and expansion of existing operations or for the development, construction and commencement of new operations. Obtaining or renewing the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions and possibly involving public hearings and costly undertakings on the Company’s part. The duration and success of the Company’s efforts to obtain and renew permits are contingent upon many variables not within its control, including the interpretation of applicable requirements implemented by the permitting authority. The Company may not be able to obtain or renew permits that are necessary to its operations, or the cost to obtain or renew permits may exceed what the Company believes it can recover from a given property once in production. Any unexpected delays or costs associated with the permitting process, or the expiry, revocation or failure by the Company to comply with the terms of any such permits that it has obtained, could adversely impact the Company’s operations and profitability.
The Company's operations are subject to extensive environmental, health and safety regulations.
The Company's operations are subject to extensive laws and regulations governing the protection of the environment, natural resources and human health. These laws address, among other things, emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species, reclamation of lands disturbed by mining operations and employee safety and health. The Company is required to obtain governmental permits and, in some instances, may be required to provide bonding under federal or state air, water quality and mine reclamation rules and permits. Although the Company makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge the Company's future obligations for these costs. Violations of environmental, health and safety laws may be subject to civil sanctions and, in some cases, criminal sanctions, including the suspension or revocation of permits. While responsible environmental, health and safety stewardship is one of the Company's core values, there can be no assurance that it has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental laws and permits will not materially and adversely affect the Company's business, results of operations or financial condition.
Under certain environmental laws, the Company could be held jointly and severally liable for removal or remediation of any hazardous substance contamination at its current, former and future properties, at nearby properties, or at other third-party sites where the Company's wastes may have migrated or been disposed. The Company could also be held liable for damages to natural resources resulting from hazardous substance contamination. Additionally, environmental laws in Mexico require that the Company periodically perform environmental impact assessment studies at the Company's mines. The Company cannot guarantee that these studies will not reveal environmental impacts that would require the Company to make significant capital outlays or cause material changes or delays in its intended activities, any of which could adversely affect the Company's business.
There has also been increased global attention and the introduction of regulations restricting or prohibiting the use of cyanide and other hazardous substances in mineral processing activities. If legislation restricting or prohibiting the use of cyanide were to be adopted in Mexico, it would have a significant adverse impact on the Company's results of operations and financial condition as there are few, if any, substitutes for cyanide in extracting metals from certain types of ore.
The failure to comply with environmental laws and regulations or liabilities related to hazardous substance contamination could result in project development delays, material financial impacts or other material impacts to the Company's projects and activities, fines, penalties, lawsuits by the government or private parties, or material capital expenditures. Environmental legislation in many countries is evolving and the trend has been towards stricter standards and enforcement, increased fines and penalties for noncompliance, more stringent environmental assessments of proposed projects, and increasing responsibility for companies and their officers, directors and employees. Future changes in these laws or regulations could have a significant adverse impact on some portion of the Company's business, causing the Company to re-evaluate those activities at that time.
Environmental hazards that may have been caused by previous owners or operators may exist on the Company's mineral properties, but are unknown to the Company at present.
Activities of the Company may be impacted by public health crises.
The Company's business could be significantly adversely affected by the outbreak of epidemics or pandemics or other health crises, including any outbreak of additional strains of COVID-19. Global reactions to the spread of COVID‐19 led to, among other things, significant restrictions in many jurisdictions on travel and gatherings of individuals, quarantines, temporary business closures and a general reduction in consumer activity. Such public health crises can adversely impact the Company's operations and result in volatility and disruptions in supply and demand for gold and silver, as well as declining trade and market sentiment, all of which can affect commodity prices, interest rates, share prices and inflation.
The continued spread of COVID‐19 globally and other future public health crises could materially and adversely impact the Company’s business, including without limitation, employee health, workforce availability and productivity, limitations on travel, supply chain disruptions, increased insurance premiums, increased costs and reduced efficiencies, the availability of industry experts and personnel, restrictions on the Company’s exploration and drilling programs and/or the timing to process drill and other metallurgical testing and the slowdown or temporary suspension of operations at some or all of the Company’s properties. Although the Company has the capacity to continue certain administrative functions remotely, many other functions, including mining operations, cannot be conducted remotely.
The Company applies operational and safety procedures in accordance with guidelines outlined in the jurisdictions in which it operates. The impact of any future public health crises on the Company's operations, exploration and development activities cannot be reasonably estimated with a high level of certainty. A local outbreak, the occurrence of new variants or changes in government health orders remains a significant risk.
The Company's operations may be adversely impacted by the effects of climate change and climate change regulation.
A number of governments have introduced or are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Regulation relating to emission levels (such as carbon taxes) and energy efficiency is becoming more stringent.
Currently, a number of international and national measures to address or limit emissions are in various phases of discussion or implementation in the countries in which the Company operates. These or future measures could require the Company to reduce its direct emissions or energy use or to incur significant costs for emissions permits or taxes or have these costs or taxes passed on by electricity utilities which supply the Company's operations. The cost of compliance with environmental regulation and changes in environmental regulation have the potential to result in increased cost of operations. The Company could also incur significant costs associated with capital equipment, emission monitoring and reporting and other obligations to comply with applicable requirements. If the current regulatory trend continues, this may result in increased costs at some or all of the Company's operations.
As discussed in the Company's Task Force for Climate Related Financial Disclosures report, the Company's operations could also be exposed to a number of physical risks from climate change, such as changes in rainfall rates, reduced water availability, higher temperatures and extreme weather events. Events or conditions such as flooding or inadequate water supplies could disrupt mining and transport operations and mineral processing, could create resource shortages and could damage the Company's property or equipment and increase health and safety risks on the Company's site. Such events or conditions could have other adverse effects on the Company's workforce and on the communities around the Company's mine, such as an increased risk of food insecurity, water scarcity and prevalence of disease. There can be no assurance that efforts to mitigate the risks of climate change will be effective and that the physical risks of climate change will not have an adverse effect on the Company's operations and profitability.
The Company operates in foreign jurisdictions and is exposed to various levels of political, economic and other risks.
The Company's operations are currently conducted through subsidiaries principally in Mexico and, as such, its operations are exposed to various levels of political, economic and other risks and uncertainties which could result in work stoppages, blockades of the Company's properties and appropriation of assets. Some of the Company's properties are located in areas where Mexican drug cartels operate. These risks and uncertainties vary from region to region and include, but are not limited to, terrorism; hostage taking; local drug gang activities; military repression; expropriation; extreme fluctuations in currency exchange rates; changes in royalty regimes, including the elimination of tax exemptions; underdeveloped industrial and economic infrastructure; unenforceability of judgements; high rates of inflation; labour unrest; the risks of war or civil unrest; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions arising from changes in government and otherwise, currency controls, import and export regulations and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.
Although the Company strives to maintain good relations with the local communities in Mexico by providing employment opportunities and social services, local opposition to mine development projects could arise in Mexico, and such opposition could be very disruptive. There can be no assurance that such local opposition will not arise with respect to the Company's foreign operations. If the Company were to experience resistance or unrest in connection with its operations, it could have a material adverse effect on its operations and profitability.
To the extent the Company acquires mineral properties in jurisdictions other than Mexico, it may be subject to similar and additional risks with respect to its operations in those jurisdictions.
The Company's business may be impacted by Ukraine-Russia and Israel-Palestine conflicts.
As the conflicts in Ukraine and Israel-Palestine continue to develop, the Company's business could be materially adversely affected by increased commodity prices and supply-chain disruptions. Oil and gas prices have increased rapidly due to the ongoing conflict and the escalating sanctions threatened or imposed by several nations against Russia and Russian oil and gas exports have added to global uncertainty. In the event that these conflicts escalate and expand to other nations, such a shift in the conflicts could result in a global economic downturn that could adversely affect the Company's business. The Company cannot accurately predict the impact that the ongoing conflicts will have on its financial position or operations.
The mining industry is very competitive.
The Company competes with other exploration and production companies, some of which are better capitalized, have greater financial resources, operational experience and technical capabilities, or are further advanced in their development or are significantly larger and have access to greater mineral resources than the Company, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel. If the Company is unsuccessful in acquiring additional mineral properties or qualified personnel, it may not be able to grow at the rate it desires, or at all.
The Company's competitors may be able to devote greater resources to the expansion and efficiency of their operations or respond more quickly to new laws and regulations or emerging technologies than the Company. The Company may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on the Company's business, financial condition or results of operations.
Replacement of Reserves and Resources
The Company must continually attempt to replace its mineral reserves depleted by production to maintain production levels over the long term. Mineral reserves can be replaced by the development or discovery of additional reserves and/or extension of the life-of-mine at Las Chispas or through acquisition or development of an additional producing mine. Exploration is highly speculative in nature. The Company's exploration projects involve many risks and are frequently unsuccessful. Once a site with mineralization is discovered, it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish mineral reserves and to construct mining and processing facilities. As a result, there is no assurance that current or future exploration programs will be successful. There is a risk that depletion of the Company's mineral reserves will not be offset by discoveries or acquisitions. If the Company's mineral reserves are not replaced either by the development of additional mineral reserves and/or additions to mineral reserves, there may be an adverse impact on the Company's future cash flows, earnings, results of operations and financial condition, and this may be compounded by requirements to expend funds for reclamation and decommissioning.
Fluctuations in the price of consumed commodities could adversely impact the Company's operations.
Prices and availability of commodities consumed or used in connection with exploration, development and mining, such as natural gas, diesel, oil and electricity, fluctuate and affect the Company's operations and financial condition. These fluctuations can be unpredictable, can occur over short periods of time and may have a materially adverse impact on the Company's operating costs or the timing and costs of various projects.
Estimates of reclamation and closure costs may vary from the Company's expectations.
Although variable depending on location and the governing authority, land reclamation and mine closure requirements are generally imposed on mining companies in order to minimize long-term effects of land disturbance. Such requirements may include requirements to control dispersion of potentially deleterious effluents, and reasonably re-establish pre-disturbance landforms and vegetation. Over the last several years, such requirements have been changing, with increasing obligations imposed in many jurisdictions.
In order to carry out reclamation and mine closure obligations imposed on the Company in connection with its exploration, potential development and production activities, the Company must allocate financial resources that might otherwise be spent on further exploration and development programs, including providing the appropriate regulatory authorities with reclamation financial assurance. The amount and nature of the financial assurance are dependent upon a number of factors, including the Company's financial condition and reclamation cost estimates. Changes to these amounts, as well as the nature of the collateral to be provided, could significantly increase the Company's costs, making the maintenance and development of existing and new mines less economically feasible. To the extent that the value of the collateral provided to the regulatory authorities is or becomes insufficient to cover the amount of financial assurance the Company is required to post, the Company would be required to replace or supplement the existing security with more expensive forms of security, which might include cash deposits, which would reduce the Company's cash available for operations and financing activities. There can be no guarantee that the Company will be able to maintain or add to the Company's current level of financial assurance. The Company may not have sufficient capital resources to further supplement the Company's existing security.
The actual costs of reclamation and mine closure are uncertain and planned expenditures may differ from the actual expenditures required. Therefore, the amount that the Company is required to spend could be materially higher than current estimates. Any additional amounts required to be spent on reclamation and mine closure may have an adverse effect on the Company's financial position and results of operations and may cause the Company to alter the Company's operations.
Lack or delay of necessary infrastructure could adversely affect the Company's operations and profitability.
Mining, including underground mine infrastructure and mine development, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploration, exploitation or development of the Company's projects. If adequate infrastructure is not available in a timely manner, there can be no assurance that the exploitation or development of the Company's projects will be commenced or completed on a timely basis, if at all, or that the resulting operations will achieve the anticipated production volume, or that the construction costs and ongoing operating costs associated with the exploitation and/or development of the Company's projects will not be higher than anticipated. In addition, unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company's operations and profitability.
While the Company believes that it has adequate infrastructure to support current operations, future developments could limit the availability of certain aspects of the infrastructure. The Company could be adversely affected by the need for new infrastructure. There can be no guarantee that the Company will be successful in maintaining adequate infrastructure for its operations which could adversely affect the Company's business, operations and profitability.
Certain rights-of-way ("ROW") have been granted to the Company in respect of power lines that supply power to Las Chispas. While these ROW have not been challenged or contested, there is no guarantee that owners of the property over which the ROW are granted will not contest or challenge these ROW in the future. In the event that these ROW are terminated, the Company's operations at Las Chispas could be adversely affected which may result in production delays and a decrease in profitability.
Future increases in metal prices may lead to renewed increases in demand for exploration, development and construction services and equipment used in mineral exploration and development activities. Such increases could result in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability and may cause delays due to the need to coordinate the availability of services or equipment, any of which could materially decrease project exploration and development and/or increase production costs and limit profits.
The Company may not be able to acquire surface rights to its mineral concessions.
A mineral concession in Mexico does not confer any ownership of surface rights. The majority of the Company's mineral properties are located in remote and relatively uninhabited areas. There are currently no areas of interest within the Company's mineral concessions that are overlain by significant habitation or industrial users. However, there are potential overlapping surface usage issues in some areas. Some surface rights are owned by local communities or "Ejidos", and some surface rights are owned by private ranching or residential interests. The Company will be required to negotiate the acquisition of surface rights in those areas where it may wish to develop mining operations. The Company's mineral interests are located on community or private land, and it is necessary to deal with the owners for access and any potential development or exploitation rights. There can be no assurance that the Company will be able to negotiate and acquire surface access rights on terms acceptable to the Company or at all.
In addition, surface rights may be subject to challenge or litigation (See “Legal Proceedings and Regulatory Actions” below). There can be no assurance that the Company will be successful against such challenges or ligation.
The Company may not be able to complete acquisitions it pursues and any completed acquisitions or business arrangements may ultimately not benefit its business.
As part of the Company's business strategy, it has sought and will continue to seek new mining and development opportunities in the mining industry. In pursuit of such opportunities, it may fail to select appropriate acquisition candidates, negotiate appropriate acquisition terms, conduct sufficient due diligence to determine all related liabilities or to negotiate favourable financing terms. The Company cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit its business.
Any future acquisitions would be accompanied by risks, such as a significant decline in the relevant metal price after the Company commits to complete an acquisition on certain terms; the quality of the mineral deposit acquired proving to be lower than expected; the difficulty of assimilating the operations and personnel of any acquired companies; the potential disruption of its ongoing business; the inability of management to realize anticipated synergies and maximize its financial and strategic position; the failure to maintain uniform standards, controls, procedures and policies; and the potential for unknown or unanticipated liabilities associated with acquired assets and businesses, including tax, environmental or other liabilities. There can be no assurance that any business or assets acquired in the future will prove to be profitable, that the Company will be able to integrate the acquired businesses or assets successfully or that the Company will identify all potential liabilities during the course of due diligence. Any of these factors could have a material adverse effect on its business, expansion, results of operations and financial condition.
The Company may be adversely affected by challenges to property title.
Although the Company receives title opinions for properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. While the mining claims in which the Company has, or has the right to acquire, an interest have been surveyed, the precise location of the boundaries of the claims and ownership of mineral rights in specific tracts of land comprising the claims may be challenged. The Company's mineral concessions may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by unidentified or unknown defects. The Company has conducted as thorough an investigation as possible on the title of properties that it has acquired or will be acquiring to be certain that there are no other claims or agreements that could affect its title to the concessions or claims. If title to the Company's properties is disputed, it may result in the Company paying substantial costs to settle the dispute or clear title and could result in the loss of the property, which events may affect the economic viability of the Company.
Indigenous peoples' title claims may adversely affect the Company's ability to develop its mineral projects.
Some of the Company's properties may be subject to the rights or the asserted rights of various community stakeholders, including indigenous peoples'. The presence of community stakeholders may impact the Company's ability to develop or operate its mining properties and projects or to conduct exploration activities. Accordingly, the Company is subject to the risk that one or more groups may oppose the continued operation, further development or new development or exploration of the Company's current or future mining properties and projects. Such opposition may be directed through legal or administrative proceedings, or through protests or other campaigns against the Company's activities.
Governments in many jurisdictions must consult with, or require the Company to consult with, indigenous peoples with respect to grants of mineral rights and the issuance or amendment of project authorizations and permits, pursuant to various international and national laws, codes, resolutions, conventions and guidelines. Consultation and other rights of indigenous peoples may require accommodation including undertakings regarding employment, royalty payments and other matters. This may affect the Company's ability to acquire within a reasonable time effective mineral titles, permits or licenses in these jurisdictions, including in some parts of Mexico in which title or other rights are claimed by indigenous peoples', and may affect the timetable and costs of development and operation of the Company's mineral properties in these jurisdictions. In addition, the risk of unforeseen title claims by indigenous peoples' could affect existing operations and development projects. These legal requirements may also affect the Company's ability to expand or transfer existing operations or to develop new projects.
Health and Safety Hazards
Workers involved in mining operations are subject to many inherent health and safety risks and hazards, including, but not limited to, contraction of COVID‐19, rock bursts, cave‐ins, floods, falls of ground, tailings dam failures, chemical hazards, mineral dust and gases, use of explosives, noise, electricity and moving equipment (especially heavy equipment) and slips and falls, which could result in occupational illness or health issues, personal injury, and loss of life, and/or facility and workforce evacuation. These risks cannot be eliminated and may adversely affect the Company's reputation, business and future operations.
The Company's future success depends on its relationships with the communities in which it operates.
The Company's relationships with the communities in which the Company operates are critical to ensuring the future success of existing operations and the construction and development of future projects. There is an increasing level of public interest worldwide relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Certain non-governmental organizations ("NGOs"), some of which oppose globalization and resource development, are often vocal critics and attempt to interfere with the mining industry and its practices, including the use of cyanide and other hazardous substances in processing activities. Adverse publicity generated by such NGOs or others related to extractive industries generally, or their operations specifically, could have an adverse effect on the Company's reputation or financial condition and may impact the Company's relationship with the communities in which it operates. While the Company firmly believes that it operates in a socially responsible manner, there is no guarantee that the Company's efforts and investments in this respect will mitigate this potential risk.
Reputational damage could adversely affect the Company's operations and profitability.
Damage to the Company's reputation can be the result of the actual or perceived occurrence of any number of events, and could include negative publicity (for example, with respect to the Company's handling of environmental matters or dealings with community groups). The increased use of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views regarding the Company and its activities. The Company does not ultimately have direct control over how it is perceived by others and reputational damage could adversely affect the Company's operations and profitability.
The Company's exploration, development and mining activities are subject to foreign currency exchange fluctuations which could result in foreign exchange losses.
Exploration, development and mining activities in Canada and Mexico are subject to foreign currency exchange fluctuations. The Credit Facility drawdowns are denominated in U.S. dollars. The majority of corporate costs are denominated in Canadian dollars and the majority of the exploration, development and mining costs of the Company are denominated in U.S. dollars or Mexican pesos. Although timing of refunds cannot be assured, the Company also receives its Mexican value added tax (IVA) refunds in Mexican pesos. As the Company predominately holds U.S. dollars, the Company may be exposed to material effects on having to purchase Mexican pesos and Canadian dollars. Despite all these factors, the Company may suffer losses due to adverse foreign currency fluctuations.
Interest rate and Credit Facility risk
In respect of financial assets, the Company's policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity. Fluctuations in interest rates impact the value of cash equivalents.
The Credit Facility is also subject to interest rate risk as amounts outstanding are subject to changes based on fluctuations in the SOFR. Increases to benchmark interest rates may have an impact on the Company's cost of borrowing under the Credit Facility and any debt financing the Company may negotiate, resulting in reduced amounts available to fund the Company's exploration, development and production activities and could negatively impact the market price of its Common Shares and/or the price of gold or silver, which could have a material adverse effect on the Company's operations and financial condition.
Of the $120 million Credit Facility, the Company has drawn down on the $50 million Term Facility which has now been repaid in full. Drawdown of the $70 million Revolving Facility is subject to the Company meeting drawdown conditions. Failure to meet such conditions or the breach of certain covenants under the Credit Facility could result in the Company being unable to complete additional drawdowns or triggering default provisions under the Credit Facility, requiring early repayment of the amounts drawn down and adversely affecting the Company's financial position and business.
The Company may require additional financing and future share issuances may adversely impact share price
The Company's current cash and cashflows may not be sufficient to pursue additional exploration, development or discovery of additional reserves, extension to life-of-mines or new acquisitions and, the Company may require additional financing. Additional financing may not be available on acceptable terms, if at all. The Company may need additional financing by way of offerings of equity or debt or the sale of a project or property interests in order to have sufficient working capital for its business objectives, as well as for general working capital purposes.
The success and the pricing of any such capital raising and/or debt financing will be dependent upon the prevailing market conditions at that time. There can be no assurance that financing will be available to the Company or, if it is available, that it will be offered on acceptable terms. Sales or issuances of substantial amounts of securities of the Company, or the perception that such sales could occur, may adversely affect prevailing market prices for the securities of the Company that are issued and outstanding from time to time. If additional financing is raised through the issuance of equity or convertible debt securities of the Company, this may negatively impact the price of the Company's common shares and could result in dilution to shareholders with respect to voting power and the interests of shareholders in the net assets of the Company may be diluted.
The Company may be involved in litigation which may have a material adverse impact on the Company's operations and financial condition.
The Company is or may be subject to various claims and legal proceedings, including adverse rulings in current or future litigation against it or its directors or officers. The outcome of these claims may be subject to uncertainty and it is possible that some of these claims may be resolved unfavourably against the Company, which may result in a material adverse impact on the Company's financial performance, cash flow or results of operations. The Company carries liability insurance coverage and establishes reserves for matters that are probable and can be reasonably estimated; however, there can be no assurance that the amount of such coverage is sufficient to protect against all potential liabilities. In addition, the Company may be involved in disputes with other parties in the future that may result in litigation, which may have a material adverse impact on the Company's future cash flow, profitability, operations and financial condition.
The Company may be involved in disputes related to its contractual interests in certain properties.
The Company may, from time to time, become a party to agreements pursuant to which it may earn interests in certain properties. Title to such properties may be held in the names of parties other than the Company. Any of such properties may become the subject of an agreement which conflicts with the agreement pursuant to which the Company may earn its interest, in which case the Company may incur expenses in resolving any dispute relating to its interest in such property and such a dispute could result in the delay, indefinite postponement of further exploration and development of properties or the possible loss of such properties.
The Company may use certain financial instruments that subject it to a number of inherent risks.
From time to time, the Company may use certain financial instruments to manage the risks associated with changes in gold and silver prices, interest rates and foreign currency exchange rates. The use of financial instruments involves certain inherent risks including, among other things: (i) credit risk, the risk of default on amounts owing to the Company by the counterparties with which the Company has entered into such transaction; (ii) market liquidity risk, the risk that the Company has entered into a position that cannot be closed out quickly, either by liquidating such financial instrument or by establishing an offsetting position; (iii) unrealized mark-to-market risk, the risk that, in respect of certain financial instruments, an adverse change in market prices for commodities, currencies or interest rates will result in the Company incurring an unrealized mark-to-market loss in respect of such derivative products. Volatility of external factors beyond the Company's control may result in substantial and permanent losses. Furthermore, to adequately reduce these risks to acceptable levels, available investment alternatives may result in limited or no return on these assets and any derivative which may be acquired in an attempt to mitigate these risks may be ineffective.
The Company may not be successful in maintaining internal control over financial reporting.
The Company documents and tests its internal control procedures in order to maintain adequate internal control over its financial reporting and satisfy the requirements of applicable regulations, including Section 404 of the Sarbanes Oxley Act of 2002 (the "Sarbanes Oxley Act") in the United States. The Sarbanes Oxley Act requires, among other things, an annual assessment by management of the effectiveness of the Company's internal control over financial reporting. The Company may fail to maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented or amended from time to time, and management may not be able to conclude, on an ongoing basis, that the Company has effective internal control over financial reporting in accordance with applicable regulations. The Company's failure to satisfy the requirements of applicable regulations on an ongoing, timely basis could result in the loss of investor confidence in the reliability of the Company's financial statements which, in turn, could harm the Company's business and negatively impact the trading price or the market value of the Company's securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company's operating results or cause the Company to fail to meet its reporting obligations.
Future acquisitions of companies, if any, may provide the Company with challenges in implementing the required processes, procedures and controls in the Company's acquired operations. No evaluation can provide complete assurance that the Company's internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company's processes, procedures and controls could also be limited by simple errors or faulty judgments. In addition, as the Company expands, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require the Company to continue to monitor its internal control over financial reporting. Although the Company intends to expend substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful.
The Company may be unable to obtain adequate insurance to cover risks.
The Company's business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment, natural phenomena such as inclement weather conditions, fires, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company's properties or the properties of others, delays in mining, monetary losses and possible legal liability.
The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available, subject to certain exclusions (e.g. COVID-19 related disruptions), or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. The Company might also become subject to liability for impact on the environment or other hazards which it may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.
Loss of key personnel could materially affect the Company's operations and financial condition.
Recruiting and retaining qualified personnel, including certain contractors, is critical to the Company's success. The Company is dependent on the services of key executives and other highly skilled and experienced executives and personnel focused on managing the Company's interests. The number of persons skilled in acquisition, exploration, development and operation of mining properties are limited and competition exists to attract such persons. As the Company's business activity grows, the Company will require additional key financial, administrative and mining personnel as well as additional operations staff. There can be no assurance that the Company will be successful in attracting, training and retaining qualified personnel. If the Company is not able to attract, hire and retain qualified personnel, the efficiency of the Company's operations could be impaired, which could have an adverse impact on the Company's future cash flows, earnings, financial performance and financial condition. The lack of availability of qualified personnel may also cause the Company to experience increases in recruiting and training costs and decreases in operating efficiency, productivity and profit margins.
The Company may be subject to potential conflicts of interest with its directors and/or officers.
The directors and officers of the Company may, and in certain cases do, serve as directors and/or officers of other public and private companies, and may devote a portion of their time to manage other business interests. This may result in certain conflicts of interest. To the extent that such other companies may participate in ventures in which the Company is also participating, such directors and officers of the Company may have a conflict of interest in negotiating and reaching an agreement with respect to the extent of each company's participation. The laws of British Columbia, Canada, require the directors and officers to act honestly, in good faith, and in the best interests of the Company and its shareholders. However, in conflict of interest situations, directors and officers of the Company may owe the same duty to another company and will need to balance the competing obligations and liabilities of their actions. There is no assurance that the needs of the Company will receive priority in all cases.

Enforcement of judgments against the Company or its officers or directors may be difficult.
The Company is organized under the laws of, and headquartered in, British Columbia, Canada and all of its officers are residents of Canada. Six of the seven directors are residents of Canada and one is a resident of Mexico. All of the Company's operating assets are located outside of Canada and the United States. As a result, it may be difficult for investors to enforce within Canada or the United States any judgments obtained against the Company or its officers or directors, including judgments predicated upon the civil liability provisions of applicable securities laws. In addition, there is uncertainty as to whether the courts of Mexico and other jurisdictions would recognize or enforce judgments of Canadian or United States courts obtained against the Company or its directors and officers predicated upon the civil liability provisions of the securities laws of Canada or the United States, or be competent to hear original actions brought in Mexico or other jurisdictions against the Company or its directors and officers predicated upon the securities laws of Canada or the United States. Further, any payments as a result of judgments obtained in Mexico would be in pesos and service of process in Mexico must be effectuated personally and not by mail.
There are differences in U.S. and Canadian reporting of mineral resources and mineral reserves so that information may not be comparable to U.S. reporting companies.
The Company's mineral resource and mineral reserve estimates are not directly comparable to those made in filings pursuant to SEC requirements applicable to United States domestic companies, as the Company generally reports mineral resources and mineral reserves in accordance with Canadian practices. These practices are different from those used to report mineral resource and mineral reserve estimates in reports and other materials filed with the SEC by United States domestic companies. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves.
Accordingly, information concerning descriptions of mineralization, reserves and resources contained in this Annual Information Form, or in the documents incorporated herein by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.
The Company could be subject to indirect anti-corruption and anti-bribery enforcement proceedings that could adversely affect the Company.
The Company's operations are governed by, and involve interactions with, various levels of government in foreign countries. The Company is required to comply with anti‐corruption and anti‐bribery laws, including the Corruption of Foreign Public Officials Act (Canada) and the Foreign Corrupt Practices Act (US) and similar laws in México. In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny and punishment to companies convicted of violating anti‐corruption and anti‐bribery laws. A company may be found liable for violations by not only its employees, but also by its contractors and third-party agents. The Company has an Anti-Bribery and Anti-Corruption Policy and internal controls and procedures intended to address compliance and business integrity issues, and the Company continues to train its employees on awareness of anti-bribery protocols and compliance. However, despite careful establishment and implementation, the Company's internal procedures and programs may not always be effective in ensuring that it, its employees, contractors or third-party agents will comply strictly with all such applicable laws. If the Company becomes subject to an enforcement action or is found to be in violation of such laws, this may have a material adverse effect on the Company's reputation, result in significant penalties or sanctions, and have a material adverse effect on the Company's operations.
Any enforcement proceedings under Canada's Extractive Sector Transparency Measures Act against the Company could adversely affect the Company.
The Extractive Sector Transparency Measures Act (Canada) ("ESTMA") requires public disclosure of certain payments to governments by companies engaged in the commercial development of minerals which are publicly listed in Canada. Mandatory annual reporting is required for extractive companies with respect to payments made to foreign and domestic governments, including aboriginal groups. ESTMA requires reporting on the payments of any taxes, royalties, fees, production entitlements, bonuses, dividends and infrastructure improvements. If the Company becomes subject to an enforcement action or is in violation of ESTMA, this may result in significant penalties or sanctions which may also have a material adverse effect on the Company's reputation.
Security breaches of the Company's information systems could adversely affect the Company.
The Company's operations depend, in part, upon information technology systems. The Company's information technology systems are subject to disruption, damage or failure from a number of sources, including, but not limited to, hacking, computer viruses, security breaches, natural disasters, power loss, vandalism, theft and defects in design. Any of these and other events could result in information technology systems failures, operational delays, production downtimes, destruction or corruption of data, security breaches or other manipulation or improper use of the Company's data, systems and networks, any of which could have adverse effects on SilverCrest's reputation, business, results of operations, financial condition and share price.

The Company's risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect the Company's systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.
Human Rights Matters
Various international and national laws, codes, resolutions, conventions, guidelines and other provisions governing human rights impose obligations on government and companies to respect human rights.
The obligations of government and private entities under the various international and national provisions pertaining to human rights continue to evolve and be defined. One or more groups of people may oppose the Company's current and future operations on human rights grounds. Such opposition may be directed through legal or administrative proceedings or expressed in manifestations such as protests, roadblocks or other forms of public expression against the Company's activities, may have a negative impact on the Company's reputation and have a material adverse effect on the Company's business.
4.3Environmental and Social Sustainability
General
Incorporating Environmental, Social, and Governance ("ESG") principles is crucial for mining enterprises intent on enduring value, diminishing operational hazards, and maintaining a competitive edge. In alignment with these values, SilverCrest has continued to demonstrate its dedication to responsible social and environmental practices in 2023, striving to exceed the industry's regulatory standards throughout the Company's exploration, development, extraction, and site rehabilitation processes. SilverCrest strives to be exemplary partners with its stakeholders, which is rooted in a deep understanding of mining's potential effects on local communities and ecosystems, coupled with a proactive approach to evolving risks. This vigilance ensures the safeguarding of SilverCrest's workforce, business collaborators, local communities and the natural environment, alongside the safeguarding of the Company's assets and reputation.
Given the positive response from the Company's inaugural ESG report in 2022, SilverCrest plans to disclose its second ESG report ("2023 ESG Report") during Q2, 2024. As such, the purpose of the Environmental and Social Sustainability section in this year’s AIF is to cover the main sustainability highlights and milestones achieved by the Company in 2023 as well as to cover SilverCrest’s approach to ESG management. Greater detail and scope will be provided in the upcoming 2023 ESG Report.
Governance
The Board has assigned the supervision of environmental, social, and human capital matters, as well as other climate-related issues, to the Safety, Environmental and Social Sustainability ("SESS") Committee, established in May 2019. The SESS Committee's role is to support the Board by monitoring and advising on the Company's sustainability, social responsibility, environmental stewardship, and health & safety strategies, policies and initiatives. The SESS Committee operates under a formal charter, detailing its roles and duties, which can be found on the Company's website. The SESS Committee convenes with the Board at a minimum twice per fiscal year and additionally as needed. During 2023, the SESS Committee met four times and plans to hold four meetings in 2024.
At the management level, the Company has further developed the new ESG governance structure that was implemented in 2022. The role of the governance structure’s role remains to ensure that all ESG risks are tracked, understood, discussed and addressed at all levels and geographies of the Company, including the Board. To achieve this, a clear chain of accountability that enables ESG related information to be efficiently communicated up and down the organization is required. To bolster this accountability and the accuracy of ESG data on a practical level, the Company has decided to modify the existing ESG governance structure such that the Las Chispas site manager is now responsible for the data quality being reported to head office. This change is reflected in the Company's ESG governance structure below as of December 31, 2023.

Board Oversight
Board of Directors
COMMITTEES
Safety, Environmental and Social Sustainability (SESS)
Corporate Governance and Nomination
Compensation
Audit
Executive Management
Executive Team
CEO President COO CFO
Operations
VP Technical Services
Exploration
VP Exploration
Corporate Development
VP Corporate Development
Head Office Team Leads
ESG Coordinator
Director of HR
Corporate Reporting
Manager of Financial Reporting
Site-Level Ownership
Site-Level Management
Project General Manager
Permitting
Business Resilience
Environment
Social Capital
Environment
Environment
Social Capital
Business Reilience
Community & Government Affairs (CSR)
Social Capital
Leadership & Governance
Business Reilience
Human Resources
Human Capital
Leadership & Governance
Health & Safety
Human Capital
Social Capital
Information Technology
ITGC
Leadership & Governance

In 2023, SilverCrest started to hold monthly cross functional ESG team meetings with the aim of integrating ESG management principles throughout the various functions of the organization.
Materiality
The Company established its ESG strategy in 2020 after completing an in-depth stakeholder materiality assessment conducted in partnership with third-party consultants. This strategy, along with the Company’s ESG policies, formalizes the Company's commitment to a practical approach to ESG and serves as a cornerstone for making strategic decisions that ensure the success of our operations. This assessment was a strategic exercise to identify, refine, and evaluate what ESG issues are of most consequence to the Company and its stakeholders. While the assessment acknowledged numerous issues as pertinent to stakeholders, it distilled these down to a core list of priorities that now shape SilverCrest's strategic planning, target setting, and reporting processes. The materiality matrix that follows illustrates these key issues and their respective levels of importance.

During 2023, the Company continued to maintain regular communications with its different stakeholder groups in order to maintain a strong understanding of the priority of issues and also identify any new ESG issues. In particular, SilverCrest regularly meets with the various local community groups proximal to Las Chispas to understand the challenges that they face.
Strategy
Based on the key issues identified by the materiality assessment, SilverCrest and its third-party consultants developed an ESG Strategy Framework. The ESG strategy is based upon five pillars: Environment, Social Capital, Human Capital, Leadership & Governance, and Business Resilience. These five pillars represent the most material ESG issues for the Company to manage while also acting as a framework for long-term sustainable operations.
Within each pillar, the Company identified focus areas. There are 23 focus areas across the five pillars that have performance measures associated with them to allow the Company to measure progress over time and optimize the corporate and operational performance. These performance measures are aligned with the Sustainability Accounting Standards Board ("SASB") recommended disclosure metrics for the metals and mining industry. SilverCrest has made great strides in developing the processes to accurately track and collect the most critical of these metrics such as those around green house gas ("GHG") emissions, water, and health and safety. However, certain SASB recommended performance measures are not yet available. The focus areas for each pillar are listed in the graphic below.

Social Capital
Human Rights
Community Relation and Social Impacts of Investments and Services
Environment
GHG Emissions
Energy Management
Waste & Hazardous Materials Management
Water & Wastewater Management
Ecological Impacts
Air Quality
Leadership & Governance
Access to Natural Resources
Business Ethics
Management of the Legal & Regulatory Environment
Stakeholder Engagement
Competitive Behavior
Critical Incident Risk Management
Business Resilience
Business Model Resilience
Cyber Security
Materials Sourcing & Efficiency
Physical Impacts of Climate Change
Planning for Closure
Human Capital
Employee Wellbeing, Health & Safety
Labor Practices
Diversity & Inclusion
Employee Engagement

Environment
SilverCrest is cognizant about the potential environmentally disruptive nature of the extractive mining industry while also aware of the fact that precious metals such as those mined by the Company are critical to global supply chains including those of the renewable energy sector. As such the Company is committed to taking a practical approach to managing its environmental impact through the minimization and mitigation of negative impacts over its site’s operational lifecycles.
One of these practical steps was the investments made in late 2022 and the beginning of 2023 to enhance SilverCrest’s ESG data tracking systems. The first step to making meaningful improvements to the company’s ESG footprint is to track the performance of the key metrics. By tracking the key data, SilverCrest can make better informed decisions to have the largest positive impact. The Company plans to publish certain 2023 environmental metrics in its 2023 ESG Report expected to be released during Q2, 2024.
In 2022, SilverCrest published the findings from the physical and transition climate risk assessments conducted in partnership with third-party consultants in the Company’s inaugural Task Force for Climate-Related Financial Disclosures ("TCFD") Report. The findings from these studies validated concerns highlighted by local community stakeholders during community engagement activities. The key finding was that water scarcity was expected to be the greatest climate risk to the region and in particular to the local community which are heavily reliant (74% of the local community near Las Chispas works in agriculture) on water for their livelihoods.
In response to these findings, SilverCrest set out its commitment to address the issue of water scarcity in its Water Management Policy. In addition, it also published a Water Stewardship Report in 2022 which outlined the Company’s five-year plan to invest in improving water resilience for local communities. The Company decided to invest heavily in improving local water infrastructure over marginal water consumption efficiencies at Las Chispas, because senior management recognized that such an investment in the community would have a much greater impact in the community than at site given the concerning findings of the physical risk assessment conducted. Through Company studies and comparison to peers, Las Chispas is a lower water footprint mine. This combined with the fact that the majority of the local water infrastructure is aging and inefficient led to the conclusion that allocating capital to community water infrastructure projects was an optimal use of a substantial portion of the Company’s ESG budget, with other indirect benefits such as strengthening social license to operate too.
With the knowledge that water scarcity is the greatest physical climate risk facing the region and communities, SilverCrest has continued to invest in water infrastructure projects to improve water resilience for local communities. In 2023, SilverCrest allocated $0.4 million from its committed $1.5 million towards water stewardship initiatives within the community. This investment facilitated approximately 900 m of sewer system repairs, more than 500 m of aqueduct enhancements in the Arizpe region of Sonora, and the establishment of electrified pumps for wells. Furthermore, SilverCrest is actively collaborating with Mexican government agencies to acquire a water concession which will enable the town of Arizpe to apply for government water infrastructure funding. The Company is poised to continue its commitment to enhancing water infrastructure in 2024, with plans to allocate around $0.3 million for the repair of agricultural aqueducts and sewage systems.
Social Capital
During 2023, community and stakeholder engagement remained a major focus and the Company continued to strengthen its relationships with the local communities of Arizpe, Bamori, Banamichi, Sinoquipe, Bacoachi and Tahuichopa (all in the Mexican state of Sonora). The Company used previously established communication channels, which included regular community group meetings, to set up a transparent dialogue with the local communities.
The local communities have begun to benefit from the water infrastructure projects. In 2022, the river water gallery intake in Arizpe was repaired resulting in consistent water access for 231 hectares and 58 landowners and allowing for two planting seasons. An estimated 14% of farmers utilized this second planting season in the first year. SilverCrest is planning an educational presentation to further encourage local farmers to leverage the opportunity for an additional planting season, aiming to enhance agricultural productivity and economic outcomes in the community.
In 2023, the Company’s ESG practices and community engagement earned recognition in Mexico with the 2023 Empresas Socialmente Responsables (Socially Responsible Companies) distinction from the Mexican Centre for Philanthropy (CEMEFI). In addition, the Company has received recognition from the Confederation of Chambers of Commerce of Mexico (CONCAMIN) in the areas of ESG compliance and Outstanding Social Responsibility and Sustainability Practices.
Human Capital
Protecting the well-being of all the Company's employees and contractors by providing a safe and inclusive working environment has always been a major priority for SilverCrest. This commitment to employee safety is reflected in the Company’s Health and Safety Policy which can be found on the Company’s website. SilverCrest is proactive in identifying and mitigating any potential health and safety risks or hazards through the implementation of safety systems which include necessary health and safety training for all employees and contractors before conducting any work.
In 2023, the Company implemented a new safety and leadership program called “Prometimos Volver” or “Promise to Return Home”. The program was designed for all employees and contractors working at Las Chispas and included several workshops with the aim of further developing a culture of health and safety. In total, 707 people attended the workshops including 201 supervisors. In addition, SilverCrest became one of the first mining companies in Mexico to implement new self-rescue oxygen generator technology at Las Chispas. In the event of an emergency such as an underground fire, the self-rescue oxygen generator provides miners another tool to allow for safe escape to the surface. These initiatives have proven effective for mitigating the risks faced by workers and reflects the Company’s commitment to employee safety. To further develop SilverCrest’s safety and emergency processes, the Company is working towards obtaining ISO 45001 certification in 2024.
The Company also strives to recruit, develop and retain the best talent. To this end, SilverCrest aims to provide competitive compensation, appropriate training and to offer career development opportunities.

SilverCrest values all its employees and is committed to ensuring an inclusive environment for its workforce. This commitment is formalized in the Company’s Diversity and Gender Policy which is publicly available on the Company’s website. SilverCrest has made great strides towards gender diversity at the Board and senior management level. The Company recognizes there is still work to do in addressing diversity and inclusion of other underrepresented groups within the Company. As of December 31, 2023, the Board of Directors was made up of three females (one a Mexican national) and four males with female representation of 43% and the Executive Officers of the Company were made up of three females and five males with female representation of 38%.
Mining projects, such as Las Chispas, create employment and business opportunities that benefit the local communities. SilverCrest takes pride in the initiatives it has spearheaded to create a positive environmental and economic impact in its surrounding communities. The Company plans to continue to support the local economy through business partnerships with local businesses and the onboarding of local talent throughout the life of the mine. Local businesses and employees are also valuable assets for SilverCrest because of their understanding of regional, cultural and community issues. It's this insight that helps inform our operations and drives our commitment to nurture these vital relationships, as they are essential for sustained growth and community prosperity.
By the end of 2023, the Las Chispas Operation was a source of livelihood for approximately 320 unionized and non-unionized employees. Notably, 89% of these individuals are from Sonora, while 98% are from Mexico. In addition, our engagement with over 77 local businesses and regular communication with government agencies underscores our investment in the regional economy and demonstrates our commitment to inclusive growth that benefits all stakeholders.
4.4Mineral Projects
The Company currently has active mineral property interests in Mexico.
4.4.1Las Chispas Operation
The information with respect to Las Chispas attached as Appendix A to this Annual Information Form is the executive summary extracted from a technical report titled "Las Chispas Operation Technical Report", dated September 5, 2023, with an effective date of July 19, 2023 (the "Technical Report") that was prepared in compliance with NI 43-101 by Ausenco Engineering Canada Inc. ("Ausenco") with the assistance of several other independent engineering companies and consultants. For a listing of individuals, each of whom is a "qualified person" and "independent", as such terms are defined in NI 43-101, please refer to the Technical Report which can be accessed as described below. The detailed disclosure in the Technical Report is incorporated by reference in its entirety into this Annual Information Form.
For recent facts and circumstances applicable to the Las Chispas Operation arising since the Technical Report, please refer to the section below titled, "Las Chispas Operations Update".
The summary attached as Appendix A does not purport to be a complete summary of the Technical Report and is subject to all the assumptions, qualifications and procedures set out in the Technical Report and is qualified in its entirety with reference to the full text of the Technical Report. Readers should read this summary in conjunction with the Technical Report which may be inspected at the head office of SilverCrest at Suite 501, 570 Granville Street, Vancouver, British Columbia, V6C 3P1, during normal business hours. It can also be accessed under SilverCrest's profile on SEDAR+ at www.sedarplus.ca or the Company's website www.silvercrestmetals.com.
4.4.2Las Chispas Operations Update
During 2023, the following developments occurred in relation to Las Chispas:
•In 2023, the Company completed an additional 13.2 km of horizontal and vertical underground development. During 2023, mining rates averaged 824 tpd, above the ramp-up average estimate of 800 to 900 tpd.
•Average daily mill throughput was 1,182 tpd in 2023, which is in line with 1,140 tpd in the Technical Report. In 2023 gold and silver processed grades averaged 4.39 gpt Au and 423 gpt Ag, or 771 gpt AgEq and aligned with Mill Head Grade of 761 gpt AgEq in the Technical Report.
•Recovered 59,700 ounces of gold and 5.65 million ounces of silver, or 10.40 million AgEq ounces, compared to annual average of 10.0 million AgEq ounces per year outlined in the Technical Report.
•Sold 58,200 ounces of gold and 5.62 million ounces of silver, or 10.25 million AgEq ounces, at average realized price of $1,945/oz gold and $23.48/oz silver compared favourably to the prices of $1,800/oz gold and $23.00/oz silver in the Technical Report.
Table 1 below provides an update to Table 1-3 of the Technical Report in respect of the names of the Las Chispas veins. The typical rock mass quality remains unchanged.

Table 1:     Typical Rock Mass Quality Ranges based on RMR76 Rock Mass Classification

Vein	Domain	Vein	Immediate HW-FW	Distal HW-FW
Babicanora Norte Babicanora Vista	All	60 Good	60 to 65 Good	70 Good
Babicanora Main Babicanora Sur	Low Quality Zones	20 to 40 Poor	20 to 50 Poor to Fair	-
	Outside Low Quality Zones	60 Good	55 to 60 Fair	45 to 75 Good
Babicanora Central	Low Quality Zones	20 Poor	35 Poor	-
	Outside Low-Quality Zones	35 Poor	50 Fair	80 Good
Las Chispas Area	All	60 to 65 Good	65 Good	60 to 65 Good
4.4.3Other Exploration Properties
The Company continually evaluates additional gold and silver prospects in the Americas with a focus in Mexico. The following properties are presently in the exploration stage.
El Picacho Property
El Picacho property is located in the State of Sonora, Mexico, approximately 40 km (road distance) northeast of the Las Chispas Property. The Company acquired El Picacho during 2020 by paying $2.4 million, including government back taxes, for 100% ownership in 11 mining concessions consisting of 7,060 hectares. During Q4, 2020, the Company received access rights and necessary drill permits (five-year license) for El Picacho. From 2021 to 2022, the Company's El Picacho exploration focused on expansion and infill drilling of areas with historic non-compliant mineral resources. In 2023, the Company focused on mapping and sampling of unexplored areas around Picacho to generate new targets for drilling consideration. There are currently no drill rigs active at Picacho.
Future payments, obligations or known future taxes payable in respect of El Picacho property are expected to total approximately $176,000 per year.
Cruz de Mayo Property
The Cruz de Mayo property is located in the State of Sonora, Mexico, approximately 22 km northwest of the town of Cumpas and 163 km northeast of Hermosillo. Cruz de Mayo presently consists of the Cruz de Mayo 2 mineral concession. SilverCrest, through La Llamarada, has 100% ownership of the Cruz de Mayo 2 concession.
At this time, the Company does not plan to perform a significant scope of work on the Cruz de Mayo property. Future payments, obligations or known future taxes payable in respect of the Cruz de Mayo are expected to total approximately $11,000 per year.
Silver Angel Property (Angel de Plata)
The Silver Angel property is located approximately 165 km northeast of Hermosillo, Sonora, Mexico. The community of Arizpe (estimated population 2,000) is located approximately 25 km to the west of the property. The property consists of one (1) concession totaling 619 hectares.
At this time, the Company does not plan to perform a significant scope of work on the Silver Angel property. Future payments, obligations or known future taxes payable in respect of the Silver Angel property are expected to total approximately $16,000 per year.

5. Dividends
5.1Dividends
Since its organization, the Company has not paid any dividends on its Common Shares and there is no current intent to pay dividends in the future.

6. Capital Structure
6.1General Description of Capital Structure
The Company's authorized share capital consists of an unlimited number of Common Shares without par value and an unlimited number of preferred shares without par value. As of the date of this Annual Information Form, the Company had 146,937,739 Common Shares issued and outstanding and no preferred shares issued and outstanding.
Common Shares
Each Common Share ranks equally with all other Common Shares with respect to distribution of assets upon dissolution, liquidation or winding up of the Company and payment of dividends. The holders of Common Shares are entitled to one vote for each share on all matters to be voted on by such holders and are entitled to receive pro rata such dividends as may be declared by the Board. The holders of Common Shares have no pre-emptive or conversion rights. The rights attached to the Common Shares can only be modified by the affirmative vote of at least two-thirds of the votes cast at a meeting of shareholders called for that purpose.
Preferred Shares
Preferred shares may at any time and from time to time be issued by the directors of the Company in one or more series with special rights and restrictions as may be determined by the directors of the Company, subject to the rights and restrictions applicable to the preferred shares as a class, and without further shareholder approval. The holders of preferred shares are entitled upon dissolution, liquidation or winding-up of the Company to receive, before any distribution is made to the holders of Common Shares the amount paid up with respect to each preferred share, together with any accrued and unpaid dividends thereon; provided that after such payment, the holders of preferred shares shall not be entitled to share in any further distribution of the property or assets of the Company, except as specifically provided for in the special rights and restrictions attached to any particular series. Except for such rights relating to the election of directors on a default in payment of dividends as may be attached to any series of preferred shares by the directors, holders of preferred shares are not entitled to receive notice of, or to attend or vote at, any general meeting of shareholders of the Company.
As of the date of this AIF, the Company has not issued any preferred shares.

7. Market for Securities
7.1.Trading Price and Volume
The Common Shares of the Company are listed for trading in Canada on the TSX under the symbol "SIL". The Company's Common Shares are also listed for trading on the NYSE under the symbol "SILV".
The monthly high and low prices and total trading volumes for the Company's Common Shares on the TSX during fiscal 2023 are as set out below:

Month	High (C$)	Low (C$)	Volume
January 2023	9.84	8.13	6,789,400
February 2023	9.42	7.03	8,025,900
March 2023	9.98	7.10	9,941,500
April 2023	10.04	8.71	6,693,300
May 2023	10.19	8.51	5,648,100
June 2023	9.13	7.38	4,251,200
July 2023	8.48	6.99	5,629,400
August 2023	7.10	5.54	13,629,700
September 2023	6.80	5.86	5,378,000
October 2023	7.27	5.85	5,774,700
November 2023	8.85	6.61	6,336,900
December 2023	9.20	8.23	5,139,300
The monthly high and low prices and total trading volumes for the Company's Common Shares on the NYSE during fiscal 2023 are as set out below:

Month	High (US$)	Low (US$)	Volume
January 2023	7.36	5.94	22,455,100
February 2023	7.09	5.16	26,626,800
March 2023	7.39	5.16	31,810,500
April 2023	7.50	6.39	19,035,200
May 2023	7.56	6.26	19,747,900
June 2023	6.80	5.56	21,345,100
July 2023	6.43	5.24	19,609,400
August 2023	5.42	4.16	42,438,800
September 2023	5.02	4.33	18,167,300
October 2023	5.31	4.26	29,844,300
November 2023	6.52	4.79	27,011,200
December 2023	6.96	6.06	25,471,400

7.2 Prior Sales
The following table summarizes the issuances of stock options, performance share units (“PSUs”), deferred share units (“DSUs”) and restricted share units (“RSUs”) by the Company for the year ended December 31, 2023:

Date of Issue	Number of Securities	Exercise Price Cdn$	Type of Security
November 13, 2023	65,000	$7.13	Stock options
February 15, 2023	61,875	N/A	Performance share units

8. Escrowed Securities and Securities Subject to Contractual Restriction on Transfer
8.1Escrowed Securities
To the Company's knowledge, there are no securities of the Company in escrow or subject to a contractual restriction on transfer.

9. Directors and Officers
9.1Name, Occupation and Security Holding
The following table sets forth the name, province or state and country of residence, position with the Company at the date hereof, and principal occupation during the five preceding years of each director and executive officer of the Company. Each of the directors of the Company holds office until the next annual general meeting of the Company unless the director's office is earlier vacated in accordance with the articles of the Company or the director becomes disqualified to serve as a director.

Name, Province and Country of Residence	Office	Date of Appointment as Director	Principal Occupation Within the Five Preceding Years
John H. Wright(2)(3) British Columbia, Canada	Board Chair (since June 15, 2023) and Director	Director since January 1, 2017	Retired Professional Engineer; Lead Director of Ero Copper Corp. since July 2016; Member of Business Development of Capstone Mining Corp. from December 2006 to December 2022.

Name, Province and Country of Residence	Office	Date of Appointment as Director	Principal Occupation Within the Five Preceding Years
N. Eric Fier British Columbia, Canada	Chief Executive Officer and Director	Director since June 23, 2015	Chief Executive Officer of the Company since June 2015; Chief Operating Officer of Goldsource Mines Inc. ("Goldsource") from June 2010 to November 2020; Executive Chairman of Goldsource since January 2018; Interim VP of Finance of Goldsource from November 2020 to October 2021; and President of Maverick (Mining) Consultants Inc. since July 2001.
Pierre Beaudoin(4) Ontario, Canada	Director	Director from May 31, 2018 to December 10, 2018; and since February 1, 2024	Chief Operating Officer of the Company from November 2018 to January 2024.
Laura Diaz(3)(4) Mexico City, Mexico	Director	Director since November 11, 2020	Partner of a law firm in Mexico since July 2020; Self-employed from July 2019 to June 2020; and General Director of Mines at the Minister of Economy from December 2018 to June 2019.
Anna Ladd-Kruger(1)(3) British Columbia, Canada	Director	Director since July 11, 2022	Retired Mining Executive; Chartered Professional Accountant (CPA, CMA) and Corporate Director; Director of Integra Resources Corp. since December 2018; Director of Sherritt International Corporation since February 2023; Director of Nevada Corporate Corp. since November 2023; Chair of the Board of Directors of Nova Minerals Limited from 2022 to 2023; Director of Excellon Resources Inc. from 2019 to 2022 and Chief Financial Officer and Vice President Corporate Development of Excellon from 2019 to 2020; and Chief Financial Officer of McEwen Mining Inc. from 2020 to 2022.
Ani Markova(1)(2)(4) Ontario, Canada	Director	Director since May 30, 2019	Founder and CEO of Investor View Advisory since August 2020; Co-founder and Business Development of Onyen Corporation since 2020; Chartered Financial Analyst and Corporate Director; Director of Critical Elements Lithium Corporation since September 2021; Director of Golden Star Resources Ltd. from September 2019 to January 2022; and VP and Portfolio Manager at AGF Investments from August 2003 to January 2019.
Hannes Portmann(1)(2)(4) Ontario, Canada	Director	Director since October 31, 2018	Chief Financial Officer of Cabot Management Company Limited (a developer and operator of master-planned residential, resort, and golf club communities) since February 2022; Chief Financial Officer and Business Development of Marathon Gold Corporation from October 2019 to January 2022; and Independent Consultant from June 2018 to September 2019.

Name, Province and Country of Residence	Office	Date of Appointment as Director	Principal Occupation Within the Five Preceding Years
Graham C. Thody(1)(3) British Columbia, Canada	Director	Director since August 6, 2015	Retired Chartered Professional Accountant; Board Chair of the Company from August 2015 to June 2023; Chairman of UEX Corporation (a uranium and cobalt exploration and development company) from January 2015 until August 2022; and Director of Goldsource since December 2003.
Christopher Ritchie Ontario, Canada	President	N/A	President of the Company since January 2018.
Anne Yong British Columbia, Canada	Chief Financial Officer	N/A	Chief Financial Officer of the Company since January 2017.
Sean Deissner British Columbia, Canada	Vice President, Financial Reporting and Controller	N/A	Vice President, Financial Reporting and Controller since November 2023; and various finance roles since March 2016 at Pan American Silver Corp. ("Pan American") and eventually serving as Senior Director of Financial Reporting of Pan American from May 2023 to November 2023.
Stephany (Rosy) Fier British Columbia, Canada	Vice President, Exploration	N/A	Vice President, Exploration of the Company since July 2021; and Vice President, Exploration and Technical Services of the Company from January 2019 to July 2021.
Tara Hassan British Columbia, Canada	Vice President, Corporate Development	N/A	Vice President, Corporate Development of the Company since September 2020; Director, Mining Content and Strategy of VRIFY Technology Inc. from January 2020 to September 2020; and Senior VP Equity Analyst, Metals and Mining of Raymond James Ltd. from November 2016 to December 2019.
Clifford Lafleur Ontario, Canada	Vice President, Operations	N/A	Vice President, Operations of the Company since February 2024; Vice President Technical Services of the Company from July 2021 to January 2024; Director, Resource Management and Mine Engineering of Torex Gold Resources Inc. from January 2020 to July 2021; and Director, Technical Services of Torex Gold Resources Inc. from March 2017 to January 2020.
Bernard Poznanski British Columbia, Canada	Corporate Secretary	N/A	Partner of Koffman Kalef LLP, a law firm, since 1993.
__________________
(1)Member of the Audit Committee.
(2)Member of the Compensation Committee.
(3)Member of the Corporate Governance and Nominating Committee.
(4)Member of the Safety, Environmental and Social Sustainability Committee.
As at the date hereof, the directors and executive officers of the Company as a group beneficially owned, or controlled or directed, directly or indirectly, approximately 5,944,314 Common Shares or 4.0% of the then issued and outstanding Common Shares of the Company.

9.2Cease Trade Orders, Bankruptcies, Penalties or Sanctions
Other than as disclosed herein, none of the directors or executive officers is, as at the date of this Annual Information Form, or has been, within the ten years preceding the date of this Annual Information Form, a director, chief executive officer or chief financial officer of any company (including the Company) that
(a)was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (collectively, an "Order"), when such Order was issued while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company; or
(b)was subject to an Order that was issued after such person ceased to be a director, chief executive officer or chief financial officer of the relevant company, and which resulted from an event that occurred while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company.
Other than as disclosed herein, no director or executive officer of the Company or any shareholder holding a sufficient number of Common Shares to affect materially the control of the Company:
(a)is, as at the date of this Annual Information Form, or has been, within the ten years preceding the date of this Annual Information Form, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;
(b)has, within the ten years preceding the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person;
(c)has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or
(d)has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision regarding the Company.
On March 3, 2023, Laura Díaz was a director of Magna Gold Corp. (“Magna”), when Magna filed a Notice of Intention to Make a Proposal under the Bankruptcy and Insolvency Act (Canada) which provides creditor protection while corporations seek to restructure their affairs. As a result of the foregoing, the TSX-V transferred trading of Magna’s common shares to the NEX Board of the TSX-V effective at the opening of market on March 8, 2023. On March 27, 2023, Magna was granted an order (the "Order") pursuant to the Companies' Creditors Arrangement Act (the "CCAA") by the Ontario Superior Court of Justice (Commercial List) (the "Court") on application by Magna seeking court protection from its creditors to allow it to restructure its business and property as a going concern. The Order, among other things, provided a stay of proceedings (the "Stay of Proceedings") barring all creditors from taking action to recover debts owed by Magna during the stay period. As a result of the foregoing, the TSX-V suspended trading of Magna’s common shares on the NEX Board. The Stay of Proceedings was granted until April 6, 2023 and extended by the Court until November 15, 2023. Magna was unable to finalize a plan of compromise or arrangement with its creditors by November 15, 2023. Accordingly, on November 21, 2023 pursuant to a further order of the Court, the CCAA protections and proceedings, as they applied to Magna, were terminated. Ms. Diaz resigned as a director of Magna on February 29, 2024.
On August 31, 2015, Pierre Beaudoin was the Chief Operating Officer of Detour Gold Corporation ("Detour Gold") when Detour Gold was advised that the Ontario Provincial Police would be investigating the circumstances surrounding the death of an employee that occurred at the Detour Lake mine site on June 3, 2015. On April 21, 2016, Detour Gold was charged with one count of criminal negligence causing death under the Criminal Code as a result of the June 2015 fatality. On August 30, 2017, Detour Gold pleaded guilty to the one count of criminal negligence. A sentencing hearing was held on August 30 and 31, 2017. Detour Gold was ordered to pay a fine of $1.4 million plus the 30% victim surcharge provided for under the Criminal Code. In addition, the court, as requested by Detour Gold, ordered a restitution payment for the family of the deceased worker for lost income through to retirement which was considered when determining the fine amount.
On May 13, 2014, Pierre Beaudoin was the Chief Operating Officer of Detour Gold when a proposed securities class action claiming, among other things, special and general damages in the amount of $80 million, was commenced against Detour Gold and its former President and Chief Executive Officer in relation to Detour Gold's secondary market public disclosure concerning the Detour Lake Mine operations between April 9, 2013 and November 7, 2013 (the "Class Action Claim"). On July 10, 2014, the plaintiff issued an Amended Statement of Claim incorporating allegations in respect of Detour Gold's primary market disclosure, specifically in respect of Detour Gold's final short form prospectus dated June 2, 2013. On November 29, 2016, the parties agreed to settle the Class Action Claim for $6 million and dismiss the action without any admission of liability subject to court approval which was subsequently obtained on June 27, 2017.
9.3Conflicts of Interest
There are potential conflicts of interest to which the directors and officers of the Company will be subject in connection with the business of the Company. In particular, certain of the proposed directors and/or officers of the Company serve as directors and/or officers of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties and whose business may, from time to time, be in direct or indirect competition with the Company. Such associations may give rise to conflicts of interest from time to time. The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest, which they may have in any project opportunity of the Company. Conflicts, if any, will be subject to and governed by laws applicable to directors' and officers' conflicts of interest, including the procedures and remedies available under the BCBCA. The BCBCA provides that, in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided by the BCBCA. The Company is not aware of any existing or potential material conflicts of interest between the Company and any current or proposed director or officer of the Company.

10. Audit Committee Disclosure
Pursuant to the BCBCA and the Canadian Securities Administrators' National Instrument 52-110 - Audit Committees ("NI 52-110"), the Company is required to have an audit committee.
Audit Committee Charter
Pursuant to NI 52-110, the Company's audit committee is required to have a charter. A copy of the Company's Audit Committee Charter is set out in Appendix B to this Annual Information Form.
Composition of the Audit Committee
As at the date of this Annual Information Form, the following is information on the members of the Company's Audit Committee:

Name	Independent	Financial Literacy
Anna Ladd-Kruger (Chair)	Yes	Yes
Ani Markova	Yes	Yes
Hannes Portmann	Yes	Yes
Graham C. Thody	Yes	Yes
Relevant Education and Experience
The following describes the relevant education and experience of the members of the Audit Committee:
Anna Ladd-Kruger - Ms. Ladd-Kruger has held key executive positions at several Canadian publicly listed mining companies, including roles supporting the transition from exploration to production and raising substantial debt and equity. Most recently, Ms. Ladd-Kruger was the Chief Financial Officer of McEwen Mining Inc. where she was brought in to lead financial and operational turnaround strategies and was key to the McEwen Copper Asset spin-out, including serving as its Chief Financial Officer and director. Ms. Ladd-Kruger was previously the Chief Financial Officer of Trevali Mining Corporation, an international base metals mining company where she was part of the original executive management team that grew the company from a junior exploration company into a mid-tier global base metal producer. Ms. Ladd-Kruger previously served as the Chief Financial Officer and VP Corporate Development for a number of mining companies and began her career working at Vale S.A.'s Thompson and Sudbury Canadian operations before joining Kinross Gold Corporation as their North American Group Controller. Ms. Ladd-Kruger currently serves as a director for several publicly listed mining companies. She is a Chartered Professional Accountant (CPA, CMA), holds the Canadian Institute of Corporate Directors designation (ICD.D), a Master’s in Economics from Queen's University and a Bachelor of Commerce from the University of British Columbia. Ms. Ladd-Kruger is currently completing her Certification in Sustainability and ESG for CPA's through CPA Canada.

Ani Markova - With over 25 years of experience in global capital markets, including a successful investment career managing up to $2 billion of mutual fund assets, Ms. Markova has a proven track record in integrating macroeconomic trends, commodity forecasts, equity analysis, and ESG assessments into strategic capital allocations and risk management. She has expertise in finance, economics, and sustainability reporting in addition to critical thinking in complex decision-making processes. She is actively engaged with public companies on ESG topics and provides guidance on ESG integration in enterprise risk management as a CEO of Investor View Advisory and a co-founder of Onyen Corporation, a privately owned technology company focused on ESG reporting solutions. Ms. Markova currently serves as an independent director for Critical Elements Lithium Corporation where she is a chair of the Environmental and Social Responsibility Committee, as well as a member of the Audit and Governance and Nominating Committees. She served as an independent director of Golden Star Resources from September 2019 to January 2022. Ms. Markova holds an MBA from George Washington University in Washington D.C., Chartered Financial Analyst (CFA), Canadian Investment Management (CIM) and Corporate Directors International (CDI.D) designations and ESG Competent Boards Certificate and Designation (GCB.D).
Hannes P. Portmann - Mr. Portmann is a Chartered Professional Accountant and holds a Bachelor of Science in Mining Engineering from Queen's University and a Masters of Management and Professional Accounting from the Rotman School of Management, University of Toronto. He is currently the Chief Financial Officer of Cabot Management Company Limited, a privately owned company involved in the development and operations of master-planned residential, resort and golf club communities. Prior to his current role, he was Chief Financial Officer and Business Development of Marathon Gold Corporation. Mr. Portmann also spent 10 years with New Gold Inc. (and predecessor companies) where he moved into progressively more senior roles, ultimately serving as President and Chief Executive Officer of the intermediate gold producer from January 2017 through May 2018. Previously, as Executive Vice President, Business Development, Mr. Portmann's primary areas of responsibility were: corporate development, investor relations, human resources and exploration. Prior to New Gold Inc., he was a member of the Merrill Lynch investment banking mining group and the assurance and advisory practices of PricewaterhouseCoopers LLP.
Graham C. Thody - Mr. Thody is a retired Chartered Professional Accountant. Mr. Thody has served as a Director and Executive Member of the Lions Gate Hospital Foundation, as well as the Chair of its Finance Committee. He holds a Bachelor of Commerce degree (Marketing) from the University of British Columbia. He was a Partner of Nemeth Thody Anderson, an accounting firm located in Vancouver, British Columbia, from 1979 until his retirement in 2007. His practice focus included audits of reporting companies, corporate finance (including initial public offerings), corporate mergers and acquisitions as well as domestic and international tax matters. He was President and CEO of UEX Corporation from November 2009 until his retirement in January 2014. He has served as a director, audit chair and chairman of several reporting companies involved in mineral exploration and development throughout North and South America.
Reliance on Certain Exemptions
At no time since January 1, 2023, has the Company relied on the following exemptions or provisions under NI 52-110:
(a)the exemption in section 2.4 (De Minimis Non-audit Services);
(b)the exemption in section 3.2 (Initial Public Offerings);
(c)the exemption in subsection 3.3(2) (Controlled Companies);
(d)the exemption in section 3.4 (Events Outside Control of Member);
(e)the exemption in section 3.5 (Death, Disability or Resignation of Audit Committee Member);
(f)the exemption in section 3.6 (Temporary Exemption for Limited and Exceptional Circumstances);
(g)section 3.8 (Acquisition of Financial Literacy); or
(h)an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemptions).
Audit Committee Oversight
At no time since January 1, 2023, was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Company's Board.
Preapproval Policies and Procedures for Non-Audit Services
The Audit Committee has specifically approved the auditor's review of the Company's corporate tax returns and other non-audit services for fees of up to C$300,000 for the next fiscal year (2024).
External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditor in each of the last two financial years of the Company for services in each of the categories indicated are as follows:

Financial Year Ended	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
December 31, 2023	$873,666	Nil	$265,107	Nil
December 31, 2022	$379,222	Nil	Nil	Nil
(1)Audit fees include fees paid for services rendered by the external auditor in relation to the audit and review of SilverCrest's financial statements and in connection with the Company's statutory and regulatory filings. The 2023 and 2022 fees include amounts for the applicable year's audit services as well as final billings from the previous year's audit.
(2)Pertains to assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and that are not reported under "Audit Fees".
(3)Pertains to professional services for tax compliance, tax advice, and tax planning. The nature of the services comprising the fees disclosed under this category relates to the preparation of the Corporate Tax Returns of the Company including its subsidiaries, together with related schedules.
(4)The aggregate fees for products and services other than as set out under the headings "Audit Fees", "Audit Related Fees" and "Tax Fees".

11. Legal Proceedings and Regulatory Actions
11.1Legal Proceedings
Except as disclosed below, during the most recently completed financial year, SilverCrest is not a party to any legal proceedings, and there are no legal proceedings to which any of the Company’s property is subject, and no such proceedings are known to the Company to be contemplated.
In December 2023, COMBUSTOLEOS de Sonora, S.A. de C.V. (“Combustoleo”) filed a commercial lawsuit before the Thirteenth District Court in Hermosillo, Sonora against Compania Minera La Llamarada S.A. de C.V.("Llamarada", Mexico subsidiary of SilverCrest) seeking the payment of $218 million Mexican pesos plus $12 million Mexican pesos in accrued interest for the alleged non-performance by Llamarada of its obligations under a services agreement for the delivery and purchase of diesel fuel for operations at Las Chispas. In January 2024, Llamarada filed a statement of defence on the basis that the delivery by Combustoleo and the purchase by Llamarada of diesel fuel were not firm obligations of the parties but conditioned on and subject to the fuel requirements at Las Chispas.
In 2017, Llamarada acquired a ranching property for surface rights known as the Babicanora ranch, which overlays a portion of the Las Chispas mineral concessions. The ranch’s purported original owners subsequently initiated legal proceedings in the First Civil Lower Court in the city of Hermosillo in the State of Sonora, Mexico against all subsequent purchasers of the ranch (including Llamarada as final purchaser) claiming that (1) the initial sale of the ranch to the first purchasers should be held null and void and that all subsequent sales of the ranch should also be held null and void, and (2) the plaintiffs are entitled to compensation for damages derived from mining exploitation activities on the ranch. The Company’s legal position, supported by external Mexican counsel, is that the purchase of the ranch by Llamarada from the registered owner was properly completed in good faith by a registered Notary with receipt of a valid title. The claim does not affect Llamarada’s rights to the underlying mineral concessions at Las Chispas. The Company considers the claim against the ranch property to be without merit.
11.2Regulatory Actions
During the Company's last financial year:
(a)no penalties or sanctions were imposed against the Company by a court relating to securities legislation or by a securities regulatory authority;
(b)no other penalties or sanctions were imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision in the Company's securities; and
(c)no settlement agreements of the Company were entered into with any court relating to securities legislation or with any securities regulatory authority.

12. Interest of Management and Others in Material Transactions
12.1Interest of Management and Others in Material Transactions
No director or executive officer of the Company and no person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding Common Shares of the Company, and no associate or affiliate of any of the persons or companies referred to above, has any material interest, direct or indirect, in any transactions since January 1, 2021, that has materially affected or is reasonably expected to materially affect the Company or any of its subsidiaries.

13. Transfer Agent and Registrars
13.1Transfer Agent and Registrars
Computershare Investor Services Inc. (at its principal transfer offices in Vancouver, British Columbia and Toronto, Ontario) is the transfer agent and registrar for the Common Shares of the Company.

14. Material Contracts
14.1Material Contracts
Other than the following contract, available on SEDAR+ (www.sedarplus.ca), there are no contracts that are material to the Company that were entered into within the last financial year of the Company or before the last financial year but is still in effect (other than contracts entered into in the ordinary course of business of the Company):
(a)Credit agreement dated November 29, 2022 among the Company (as borrower) and a syndicate of lenders comprised of the Bank of Nova Scotia (the Administrative Agent) and the Bank of Montreal in respect of a US$120 million senior secured credit facility.

15. Interests of Experts
15.1Technical Report Authors
Kevin Murray, P.Eng., Scott Weston, P. Geo., Wynand Marthinus Marx, Fellow SAIMM, Patrick Langlais, P.Eng., Michael Verreault, P. Eng., Ben Peacock, P. Eng., Jarita Barry, P. Geo., David Burga, P. Geo., Eugene J. Puritch, P. Eng., William Stone, P. Geo., Yungang Wu, P. Geo., Christopher Lee, P. Eng., and Humberto F. Preciado, P.E., independent qualified persons, are the authors of the "Las Chispas Operation Technical Report", dated September 5, 2023, with an effective date of July 19, 2023 and filed on SEDAR+ at www.sedarplus.ca.
N. Eric Fier, CPG, P. Eng, is the qualified person who has reviewed and approved the scientific and technical information relating to the Company's mineral properties disclosed in this Annual Information Form.
To the best of the Company's knowledge, other than Mr. Fier, no registered or beneficial interest, direct or indirect, in any securities or other property of the Company was held by the experts listed above when the particular expert's report was prepared, was received by such expert after the preparation of the report, or will be received by such expert. As of the date of this AIF, Mr. Fier holds, directly or indirectly, 4,010,075 common shares of the Company, 624,500 options to acquire common shares of the Company, 54,850 performance share units (each convertible into common shares of the Company) and 81,199 restricted share units (each convertible into common shares of the Company).
15.2Auditors
The audit of the consolidated financial statements and the Company's internal control over financial reporting is conducted in accordance with Public Company Accounting Oversight Board (“PCAOB”) standards. The Company’s independent registered public accounting firm is PricewaterhouseCoopers LLP, Chartered Professional Accountants (“PwC”), who have issued a Report of Independent Registered Public Accounting Firm dated March 11, 2024 in respect of the Company’s consolidated financial statements as at December 31, 2023 and December 31, 2022 and the Company's internal control over financial reporting as at December 31, 2023. PwC has advised that they are independent with respect to the Company within the meaning of the Chartered Professional Accountants of British Columbia Code of Professional Conduct and the rules of the U.S. Securities and Exchange Commission (SEC) and the PCAOB on auditor independence.

16. Additional Information
Additional information relating to the Company may be found on SEDAR+ at www.sedarplus.ca (For avoidance of doubt, unless specifically noted, no items from this or other websites mentioned in this AIF, are incorporated by reference).
Additional information in respect of 2023, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and securities authorized for issuance under equity compensation plans, is contained in the Company's information circular for the Company's annual general meeting of shareholders anticipated to be held on June 12, 2024. Such information for 2022 is contained in the Company's information circular dated April 28, 2023, for the Company's last annual general meeting of shareholders held on June 15, 2023.
Additional information is provided in the Company's audited consolidated financial statements and management's discussion and analysis for the financial year ended December 31, 2023.

APPENDIX A
1.1 Introduction
SilverCrest Metals Inc. (SilverCrest or the Company) commissioned Ausenco Engineering Canada Inc. (Ausenco) to compile an Operating Technical Report (the Report) on the Las Chispas Operation (the Las Chispas Operation), located in Sonora, Mexico. The effective date (the Effective Date) of the Report is July 19, 2023.
This Report has been prepared for SilverCrest to conform to the regulatory requirements of Canadian National Instrument (NI) 43-101 using the form 43-101 F1 Standards of Disclosure for Mineral Projects.
The responsibilities of the engineering companies contracted by SilverCrest to prepare this Report are as follows:
•Ausenco managed and coordinated the work related to the Report, reviewed the metallurgical test results, Process Plant operating performance and cost estimates for the Process Plant infrastructure, general site infrastructure, and economic analysis.
•Ausenco Sustainability Inc. conducted a review of the environmental studies and permitting information for the Las Chispas Operations.
•BBE Group Canada (BBE) completed the underground mine ventilation design, including capital cost inputs for fixed installation fans, auxiliary fans for ramp development, mobile refuge bay installations and bulkheads for emergency escapes.
•Entech Mining Ltd. (Entech) developed the Mineral Reserve Estimate, the mine design, mine production schedule, and mining costs including capital development and mine operating costs.
•Hydro-Ressources Inc (HRI) completed a review of the site hydrological data.
•Knight Piésold Ltd. (KP) completed geotechnical studies.
•P&E Mining Consultants Inc. (P&E) completed the work related to property description, accessibility, local resources, geological setting, deposit type, exploration work, drilling, exploration works, sample preparation and analysis, data verification and the Mineral Resource Estimate.
•WSP Canada Inc. completed the design for process water, electrical systems, mine dewatering, underground fuel distribution and other underground services, and provided capital cost inputs for process water, mine dewatering, compressed air, electrical systems and communications.
•WSP USA Inc. completed the site wide water balance and developed the design and cost estimate for the tailings storage facility.
1.2 Terms of Reference
The Report supports disclosures by SilverCrest in the news release dated July 31, 2023, entitled “SilverCrest Announces Results of Updated Independent Technical Report”.
The firms and consultants who are providing Qualified Persons (QPs) responsible for the content of the Report are, in alphabetical order, Ausenco Engineering Canada Inc. and Ausenco Sustainability Inc. (Ausenco), BBE Group Canada (BBE), Entech Mining Ltd. (Entech), Hydro-Ressources Inc. (HRI), Knight Piésold Ltd. (KP), P&E Mining Consultants Inc. (P&E), WSP Canada Inc. and WSP USA Inc.
All units of measurement in the Report are metric, unless otherwise stated. The monetary units are in US dollars, unless otherwise stated.
Mineral Resources and Mineral Reserves are reported in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves (the 2014 CIM Definition Standards).
1.3 Project Setting
The City of Hermosillo is approximately 220 km southwest of the Las Chispas Operation, or a three-hour drive; Tucson, Arizona is approximately 350 km northwest of the Las Chispas Operation, or a five-hour drive; and the community and large copper mine in Cananea is located approximately 150 km to the north along Highway 89, or a two-and-a-half-hour drive. The closest villages are Banamichi, 25 km to the southwest, and Arizpe, located approximately 12 km to the northeast. The closest resident to the Las Chispas Operation, a single ranch house, is 10 km to the west.
Mining supplies and services are readily available from the towns of Cananea, Hermosillo, and Tucson. Labour and skilled workforces exist in the nearby communities, including Banamichi and Arizpe, for which transportation routes have been established to support the mining operation. A 500-bed accommodation camp is available at the Las Chispas Operation and housing is also available in the nearby communities.
The Las Chispas Operation is connected to the national electricity grid vias a 33 KV power line with an overall capacity of 7.6 MW. This capacity is sufficient for the LOM.
The Las Chispas Operation is accessed from the community of Arizpe via secondary gravel roads, approximately 10 km off the paved highway. The Sonora River crossing is possible via the recently built 171 m Tetuachi Bridge. The remainder of the road has been upgraded to support both construction and operation-related traffic.
The climate is typical for the Sonoran Desert, with a dry season from October to May. Seasonal temperatures vary from approximately 0°C to 40°C. Average rainfall is estimated at 300 mm/year but can vary substantially. Operations are being conducted year-round.
The Las Chispas Operation is located on the western edge of the north-trending Sierra Madre Occidental Mountain range geographically adjacent to the Sonora Valley. Surface elevations range from 950 metres above sea level (masl) to approximately 1,375 masl.
Drainage valleys generally flow north to south, and east to west towards the Sonora River. During the rainy season, flash flooding can occur in the area.
Vegetation is scarce during the dry season and limited primarily to juvenile and mature mesquite trees and cactus plants. During the wet season, various blooming cactus, trees, and grasses are abundant in drainage areas and on hillsides.
1.4 Property Description and Location
The Las Chispas Property consists of 28 mineral concessions, totalling 1,400.96 ha, which are held by SilverCrest’s Mexico subsidiary Compañía Minera La Llamarada S.A. de C.V. (LLA). Concessions have expiry dates that run from 2039-2073. One concession is in the grant process, and one concession is the subject of legal proceedings following cancellation. The mineral concessions that host the Mineral Resources and Mineral Reserves are in good standing. At the Report Effective Date, all required mining duties were paid.
The surface rights overlying the Las Chispas Property mineral concessions and road access from local highway are either owned by LLA or held by LLA under a negotiated 20-year lease agreement with the Ejido Bamori. LLA has purchased the Cuesta Blanca and Babicanora ranches and signed a 20-year lease agreement for a portion of the Tetuachi Ranch. Surface rights are sufficient for the proposed life of mine (LOM) plan and include the locations of necessary infrastructure as presented in the Report. On February 2, 2023, LLA purchased the La Higuerita Ranch situation in the municipality of Arizpe, Sonora.
A 2% royalty is payable on the Nuevo Lupena and Panuco II concessions for material that has processed grades of ≥0.5 oz/tonnes gold and ≥ 40 oz/tonnes silver, combined. These concessions do not include Mineral Reserves.
This Report assumes that production water will be from the 900 level (900 m from surface or 850 masl) of the historical Las Chispas Mine and from the Sonora Valley within the Las Chispas Property limit and near the main access road to the site. This combined source of water is considered representative of the regional water table, has been tested, and is adequate in quantity and quality for exploration and production purposes. LLA has sufficient water rights for operations.
1.5 History
Historic records indicated mining around the Las Chispas Operation area started as early as the 1640s. There are incomplete historic records available on mining activities in the 1800s and 1900s. Numerous small mines were operated during the period 1900–1930. There is a gap in mining activity records for Las Chispas between the mid-1930s through to 1974. A small mill operated offsite from 1974 to 1984, treating material from historic mine dumps.
Minefinders Corporation Ltd. (Minefinders) conducted geological mapping and a geochemical sampling program comprising stream sediment and bulk-leach extractable gold (BLEG) samples, underground and surface rock chip sampling, and drilling of seven (7) reverse circulation (RC) drill holes (1,842.5 m) to test potential mineralization adjacent to the Las Chispas mineralized northwest-southeast trend. Drill results were not encouraging.
SilverCrest’s subsidiary obtained the rights to the Las Chispas Operation area in 2015. Exploration work completed to the Effective Date includes 2,840 (690,124 m) core drill holes, surface and underground mapping and sampling, rehabilitation of underground workings, auger and trench sampling of historic mine dumps, Mineral Resource estimations, environmental baseline and supporting studies, initiation of permitting activities, metallurgical testwork approximately 9 km of underground development and completion of a Preliminary Economic Assessment (the PEA)

(Tetra Tech, 2019) and completion of a “NI 43-101 Technical Report & Feasibility Study on the Las Chispas Project” (2021 FS Report) (Ausenco, 2021).
1.6 Geological Setting and Mineralization
Mineral deposits in the Las Chispas district are classified as gold and silver, low to intermediate sulphidation epithermal systems, typical of many deposits in Sonora, Mexico.
In northwestern Mexico, much of the exposed geology can be attributed to the subduction of the Farallon Plate beneath the North American Plate and related magmatic arc volcanism. The host rocks to mineralization in the Las Chispas district are generally pyroclastic, tuffs, and rhyolitic flows interpreted to be members of the Lower Volcanic Complex. Locally, volcanic pyroclastic units mapped within the underground workings include rhyolite, welded rhyodacite tuff, lapilli (lithic) tuff, and volcanic agglomerate.
All rock types in the Las Chispas Operation area show signs of extensive hydrothermal alteration. Thin section and TerraSpec™ hyperspectral studies identified alteration consistent with argillic and advanced argillic alteration. Alteration minerals identified include smectite, illite, kaolinite, chlorite, carbonate, iron oxy/hydroxides, probable ammonium, gypsum/anhydrite, silica, and patch trace alunite.
Generally, the host rocks are above the existing water table. Oxidation of sulphides is observed from near-surface to depths greater than 300 m and the presence of secondary minerals is recorded from the Las Chispas historic underground workings approximately 60 m to 275 m in depth from the surface. Strong and pervasive near-surface oxidation is noted to occur in the Babicanora Area, where host rocks experienced faulting and advanced weathering to limonite, hematite, and clays.
Regionally, the Las Chispas Operation is situated in an extension basin related to a Late Oligocene half-graben of the Sonora River Basin. Multiple stages of normal faulting affect the basin. The main structures are steep, west-dipping (80°) and sub-parallel to the Santa Elena-Las Chispas normal fault, which is located along the western margin of the Las Chispas Operation, striking approximately 210°. The basin is further cross-cut by younger northwest–southeast trending normal faults that dip to the southwest, creating both regional and local graben structures. Locally, the graben structures are complicated by the effects of probable caldera collapse. Three structural controls, excluding bedding contacts, are considered to influence alteration and mineralization:
•150–170° striking and are inclined at approximately 65–75° to the southwest
•340–360° striking and are inclined 75° west to 75° east; and
•210–230° striking and are inclined 70–85° to the northwest.
Mineralization is hosted in hydrothermal veins, stockwork, and breccia. Emplacement of the mineralization is influenced by fractures and low-pressure conduits formed within the rocks during tectonic movements. Mineralization can be controlled lithologically along regional structures, local tension cracks, and faulted bedding planes. Brecciated mineralization formed in two ways: 1) in zones of low pressure as hydrothermal breccia; and 2) as mechanical breccias. These breccia types are interpreted to occur at the intersection of two or more regional structural trends. The mineralization is 0.10–10 m in true width, and typically encompasses a central quartz ± calcite mineralization corridor with narrow veinlets within the adjacent fault damage zone. Stockwork and breccia zones are centred on structurally controlled hydrothermal conduits.
Generally, it appears that epithermal mineralization is higher in the system (closer to the paleo-surface) on the west side (e.g., La Victoria Vein and historic mine) of the Las Chispas district compared to the east side (e.g., Granaditas Vein and historic mine), where there is an observed increase in base metal content.
Silver mineralization visually dominates over gold throughout the Las Chispas Operation. Acanthite is the principal silver mineral. Electrum and native silver can be present. Silver is associated with galena, pyrite ± marcasite and chalcopyrite. Gold occurs as electrum, native flakes and in association with pyrite and chalcopyrite. Locally, gold and silver values have a strong correlation with each other. Base metal contents are low in veins.
The Las Chispas Operation is divided into the Las Chispas Area and the Babicanora Area, and currently has 62 epithermal veins, not including seven bifurcations. Mineral Resources were estimated for 38 veins, including bifurcations and Mineral Resources were estimated for 38 veins, including bifurcations, and Mineral Reserves were estimated for 19 veins, including HW, FW and splays, of which six veins (Babicanora Main, Babicanora FW, Babicanora Norte, Babicanora Sur, Babi Vista and Las Chispas) contain the majority of the Mineral Reserves.
1.7 Drilling and Sampling
SilverCrest completed several drilling program phases from 2016-2023.
SilverCrest completed their Phase I and Phase II drilling programs between March 2016 and February 2018. The Phase III drilling program included drilling up to February 2019. The Phase III Extended drilling program, starting in

February 2019, focused on in-fill and expansion drilling and was completed on October 16, 2020, with a total of 309,383 m of drilling in 1,137 drill holes. Phase IV included drilling from October 2020 to June 2022, and focused mainly on infill and expansion of known veins with a total of 198,926 m of drilling in 1,041 drill holes, this Phase is known as the “Resource and Reserve” or “R&R Drill Program”. Phase V includes drilling from June 2022 to March 2023, which focused on expansion drilling for Inferred Mineral Resources with a total of 64,755 m of drilling in 223 drill holes. From the start of drilling in March 2016 to March 2023, a total of 2,840 drill holes were completed for 690,124 m drilled with 247,033 samples collected for geochemical analysis. Drilling data to March 21, 2023 was used in the Mineral Resource Estimate and to June 30, 2022, in the Mineral Reserve Estimate.
The Phase I drilling program targeted near-surface mineralization, lateral extensions of previously mined areas, and potential deep extensional mineralization proximal to the historic workings. The Phase II drilling program focused on surface drilling at the Las Chispas, Babicanora, William Tell, and Giovanni veins and on underground drilling at the Las Chispas and Babicanora veins. The Phase III drilling program focused on surface drilling at the Babicanora, Babicanora FW, Babicanora HW, Babicanora Norte, Babicanora Sur, Granaditas, Luigi, and Giovanni veins and underground drilling at the Las Chispas veins. The Phase III Extended drilling program was an infill program to support potential confidence category upgrades, and test for expansion of multiple veins.
Phase IV drilling targeted the Babicanora Main, Babicanora Norte, Babicanora Sur, Babi Vista, Encinitas, Amethyst and Las Chispas vein systems. Phase V focused on expansion drilling along the Babicanora Norte, Babicanora Sur, Ranch, La Victoria, Espíritu Santo, and Babi Vista vein systems.
Surface collar locations were initially surveyed using a handheld global positioning system (GPS) unit and then professionally surveyed by a local contractor. A survey was completed by external consultant David Chavez Valenzuela in October 2018. This survey was performed using a GNSS Acnovo GX9 UHF instrument. The remainder of the drill hole collar surveys done until December 2019 were completed by Precision GPS S.A. de C.V. (Precision GPS) from Hermosillo, Sonora, Mexico, using a Trimble VX10 Total Station and a Trimble R8 GNSS GPS RTK system. Starting on January 2020, surveys have been conducted by Llamarada personnel using a Trimble R8 GNSS GPS RTK system. The survey provided drill collar locations, information on roads, and additional detail on property boundaries.
Until December 2019, underground exploration drill hole collars were surveyed by Precision GPS using the underground control points established for each of the workings. Starting in January 2020 all collars were surveyed by Llamarada personnel. All holes were downhole surveyed as single-shot measurements with a Flex-it tool starting at 15 m with measurements at every 50 m to determine deviation. The survey measurements were monitoring downhole deviations and significant magnetic interference from the drill rods that would prevent accurate readings.
For any newly discovered veins, the first 10 drill holes are completely sampled. Additional drill holes could be entirely sampled, if such sampling were needed to establish a greater understanding of geology and mineralization. Sample intervals were laid out for mineralization, veining, and structure. Approximately 10 m before and after each mineralization zone was included in the sampling intervals. A minimum of 0.5 m sample lengths of mineralization material was taken up to a maximum of 3 m in non-mineralization rock. Each sample interval was either split using a hand splitter or cut using a wet core saw, perpendicular to veining, where possible, to leave representative core in the box and to reduce any potential bias in the sampled mineralization submitted with the sample.
Chip samples and/or channel samples were collected from historic underground workings and newly developed in-vein drifting. A total of 8,178 underground channel sample results were collected as of the data cut-off date. In Babicanora Main vein system, approximately 4 km of strike length were developed and sampled, with most of it in the Babicanora Main vein. In the Babicanora Norte vein system, approximately 850 m of strike length were developed and sampled. In Babi Vista vein system, approximately 500 m were developed and sampled.
SilverCrest’s approach to grade control sample collection on the face of in-vein drifting consists of the following steps. Underground continuous channel samples were marked horizontally across the face by a geologist, based on mapping, per lithology or mineralization contacts, using spray paint prior to sample collection. Sample lengths varied by width of the geological contact and were set to a minimum of 0.30 m in mineralization to a maximum of 1.5 m in waste. Two long cuts 5 cm deep and separated by 10 cm were made parallel to the sample line using a pneumatic rock saw. Then, several short cuts perpendicular to the sample line were made at the contacts and between contacts. The rock is removed from the channel using a small sledge hammer and hand maul, or pneumatic chipper, and placed on a small tarp on the floor. The channel is inspected by the geologist for uniform width and depth across the sample, and to verify that the minimum sample mass is 1 kg. Samples are collected and placed into clear plastic sample bags with a sample tag, secured with a zip tie, labeled, and stored in a fenced and locked facility at the Mine, prior to being transported by SilverCrest to SGS Arizpe for analysis.
A total of 641 bulk density measurements were collected on site by SilverCrest using the water immersion method. Seventy-two (72) samples were tested by ALS Chemex (ALS) based in Hermosillo, Mexico for wax-coated bulk density to validate the on-site measurements.

In November 2018, two samples were collected and sent by SilverCrest to Geotecnia del Noroeste S.A. de C.V. based in Hermosillo, for wax coated dry bulk density testing. The bulk density ranged from 1.53 to 4.02 t/m3 with a mean value of 2.52 t/m3. A uniform mean bulk density of 2.55 t/m³ was applied to all rock types in the Mineral Resource Estimate, based on the results of the bulk density test work completed by SilverCrest and the two laboratories.
All samples collected from drilling were assayed by ALS in Hermosillo, ALS in Vancouver, BC, Canada, and Bureau Veritas Minerals Laboratories (Bureau Veritas, formally Inspectorate Labs) in Hermosillo. Check assays were performed by SGS de Mexico S.A. de C.V in Durango, Mexico (SGS Durango). These drill core samples were crushed to 75% (ALS) or 70% (Bureau Veritas) minus 2 mm, then mixed and split with a riffle splitter. A split from all samples was then pulverized to 80% (ALS) or 85% (Bureau Veritas) -75 µm. All pulverized splits were submitted for multi-element aqua regia digestion with inductively coupled plasma (ICP)-mass spectrometry (MS) detection, and for gold fire assay (FA) fusion with atomic absorption spectroscopy (AAS) detection. Samples returning assay grades >100 gpt Ag from ICP analysis were re-run using aqua regia digestion and ICP-atomic emission spectroscopy (AES) detection and diluted to account for grade detection limits (<1,500 gpt). Where Ag grades were ≥1,500 gpt, the sample was re-run using FA with gravimetric detection. During the Phase II drilling program, where gold values >1 gpt, the samples were re-run using FA with gravimetric detection, and where gold values were >10 gpt, the samples were re-run using 30 g FA with AAS detection. Samples returning grades >10,000 ppm Zn, Pb, or Cu from ICP-MS analysis were re-run using aqua regia digestion with ICP-AES finish.
SGS entered into Agreement with SGS de Mexico S.A. de C.V, a subsidiary of the global SGS SA, to design and operate a sample preparation and analytical laboratory in the nearby community of Arzipe, Mexico. The facility commenced operations and receiving grade control samples from Las Chispas in April, 2022. When fully certified, the laboratory will also serve as the primary analytical facility to support exploration activities.
SilverCrest delivered all samples collected from underground mine as channels, chips or mucks to the SGS Arizpe facility for preparation as follows: These samples were received, registered, dried at 105°C, and weighed. All samples were then crushed to 75% <2 mm, homogenized and a 500 g split generated with a riffle splitter. The 500 g split was pulverized to ≥85% <75µm (the “primary pulp”). Only channel samples collected from underground ore development headings were submitted for 34 element trace analysis, using the following procedures. A 1 g split was collected from the primary pulp and dissolved with Aqua Regia at a 3:1 ratio. The solution was analyzed using ICP-OES. Overlimits analysis using ICP-OES was conducted on samples containing >10,000 ppm Cu, Pb, and Zn.
All samples collected from the underground were submitted for gold and silver analysis by Fire Assay and Atomic Absorption Spectrometry (AAS), using method (GO_FAG37V). A 30 g split was collected from the primary pulp and fused with lead oxide flux at 1,100°C and any gold or silver in the sample was extracted into a lead button. The lead was removed by cupellation, resulting in a gold and silver bead. The dore bead was then dissolved with HCl and HNO3.
The solution was analyzed using AAS for Au with a lower detection limit of 0.01 gpt, and upper limit of 100 gpt, and Ag with a lower detection limit of 10 gpt. Samples exceeding 100 gpt Au were then tested using by Fire Assay and Gravimetric measurement, using method (GO_FAG33V). A 30 g split was collected from the primary pulp and fused with lead oxide flux at 1,100°C any gold or silver in the sample was extracted into a lead button. The lead was removed by cupellation, resulting in a gold and silver bead. The doré bead was dried and then weighed with a micro-balance. The doré bead was dissolved with HCl and HNO3. The residual solid gold was dried and measured by micro-balance using the gravimetric method with a lower detection limit of 0.5 gpt. Silver determined by difference in mass, with a lower detection limit of 10 gpt.
The quality assurance/quality control (QA/QC) program consisted of certified reference material (CRM), and blank sample insertions at a rate of 1:50 for all sample types being collected, and insertion of duplicate samples for some underground chip samples, core pulps and coarse rejects. CDN Resource Laboratories Ltd. was the source of the CRMs. The blank samples were collected from a local silica cap.
The sample preparation, analysis, and security program implemented by SilverCrest was designed with the intent to support collection of a large volume of data. Sample collection and handling routines were well-documented. The laboratory analytical methods, detection limits, and grade assay limits are suited to the style and grade of mineralization. The QA/QC methods implemented by SilverCrest enabled assessment of sample security, assay accuracy, and potential for contamination. The QP reviewed sample collection and handling procedures, laboratory analytical methods, QA/QC methods, and QA/QC program results and considers these methods are adequate to support the current Mineral Resource Estimate.
1.8 Data Verification
SilverCrest developed an extensive dataset that is saved and managed using Geospark™ management software. The QP reviewed the data compilation and audited the Geospark™ database. The QP conducted verification of the Las Chispas Operation databases for gold and silver by comparison of the database entries with assay certificates in comma-separated values (CSV) file format, obtained directly from ALS Webtrieve™. Assay data were verified for five separate datasets: Las Chispas, Las Chispas Underground, Babicanora Underground, William Tell Underground and Babi Vista.
The QP also validated the drill hole database by checking for inconsistencies in analytical units, duplicate entries, interval, length or distance values less than or equal to zero, blank or zero-value assay results, out-of-sequence intervals, intervals or distances greater than the reported drill hole length, inappropriate collar locations, survey, and missing interval and coordinate fields. A few errors were identified and corrected in the database.
The QP considers the database provided by SilverCrest to be reliable and does not consider the few minor discrepancies encountered during the verification process to be of material impact to the data supporting the Mineral Resource Estimate.
Site visits and independent sampling programs for assay data verification were completed in November 2020 and March 2022. The assay results for the independent site visit samples match closely to the SilverCrest data for both gold and silver and the QP considers the due diligence results to be acceptable.
Based upon the evaluation of the QA/QC program undertaken by SilverCrest, and the QPs due diligence sampling and database verification, it is the QP’s opinion that the data are robust and suitable for use in the current Mineral Resource Estimate.
1.9 Mineral Processing and Metallurgical Testing
Mineral deposits in the Las Chispas district are classified as gold and silver, low-to intermediate sulphidation epithermal systems, typical of many deposits in northeastern Sonora and is mined using variations of longhole stoping and cut and fill mining methods via several access drifts and ramps. Ore is processed through a primary jaw crusher, SAG mill in closed circuit with hydrocyclones, cyanide leaching, Merrill-Crowe metal recovery, and tailings filtration. Following startup, the Las Chispas Operation adopted a strategy that involves a whole leach at ~1,500 mg/L CN with the flotation and concentrate leach circuits bypassed. Operating data from the whole ore leach is achieving throughput and recoveries at or above flotation & concentrate leach testwork values on similar material presented in the 2021 FS Report and demonstrated in Figure 1‑1 and Figure 1‑2.
The current operating strategy is providing the best economic value with gold and silver recoveries ranging from 93% to 99% and 86% to 99% with weighted averages of 98% and 97%, respectively.
Figure 1‑1 resents the daily gold and silver recoveries and Figure 1‑2 presents the daily tonnes processed since January 1, 2023.

Figure 1‑1: Daily Operating Gold and Silver Recoveries at Las Chispas
Source: Ausenco, 2023.
Figure 1‑2: Daily Dry Tonnes Processed since January 1, 2023, Excluding Scheduled Down Days
Source: Ausenco, 2023.

1.10 Mineral Resource Estimate Summary
The Mineral Resource Estimate presented in the Report includes in-situ narrow vein gold and silver mineralization at the Babicanora and Las Chispas Areas, and gold and silver mineralization contained within run-of-mine (ROM) stockpiles and historic operations surface stockpiles.
The data cut-off dates supporting this Mineral Resource Estimate in the Babicanora Area are June 30, 2022 for the definition drilling and underground channel sample databases, July 31, 2022 for the exploration drilling database, which were used for the Indicated Mineral Resource Estimate, and March 21, 2023 for the exploration drilling database used for the Inferred Mineral Resource Estimate; whereas the cut-off date in the Las Chispas Area is October 16, 2020, due to no additional work being completed in this area since October 16, 2020. The surface stockpile estimate have a cut-off date of June 30, 2022.
The effective date of this Mineral Resource Estimate is June 30, 2022, for Measured and Indicated Mineral Resources of the vein mineralization and surface stockpiles, and March 21, 2023, for Inferred Mineral Resources.
This Mineral Resource Estimate of the Babicanora Area was undertaken with Leapfrog™ software by SilverCrest, and was independently reviewed, verified and accepted using GEOVIA GEMS™ v.6.8.2 software by P&E Mining Consultants Inc. (P&E), Brampton, Ontario. The Mineral Resource Estimate of the Las Chispas Area was performed in 2020 by Messrs. Wu and Puritch, who are independent of SilverCrest as defined in NI 43-101. The QPs are of the opinion that the supplied database is suitable for Mineral Resource estimation.
The database supporting this Mineral Resource Estimate consisted of surface drill holes, underground drill holes and underground channel and chip samples for the in-situ narrow veins in both the Babicanora and Las Chispas Areas, and surface channel and RC samples for the historic surface stockpiles. All drill hole survey and assay values are expressed in metric units, with grid coordinates reported using the WGS84, zone 12N UTM system.
The mineralized vein wireframes were interpreted and constructed by SilverCrest using Seequent Limited Leapfrog® and the QPs reviewed the vein models. Some adjustments to the wireframes were made as a result of the reviews, and the QPs consider the wireframes to reasonably represent the assay data and are suitable for Mineral Resource estimation.
In the Babicanora Area, a total of 43 unclipped wireframes were developed to represent the mineralized veins, bifurcations and splays. The Babicanora veins were modelled as true width and were not subjected to a minimum mining width. The “unclipped” solids were clipped to include mineralization areas with ≥150 gpt AgEq (where AgEq = Ag gpt + (Au gpt * 86.9)). In the Las Chispas Area, a total of eight mineralized vein wireframes were created that were constrained to a minimum thickness of 0.5 m true width. The “unclip” solids were manually clipped to include mineralized areas with ≥150 gpt AgEq (where AgEq = Ag gpt + Au gpt * 75).
A depletion wireframe model was developed to represent areas with excavations from historic mining in the Las Chispas Area and they were excluded from the Mineral Resource Estimate. All mineralized veins were clipped and removed above a topographic surface supplied by SilverCrest. The historic mined areas and internal waste zones created by SilverCrest were clipped and removed from the related vein wireframes.
Due to the nature of the narrow veins and in order to regularize the assay sampling intervals for grade interpolation, a 0.5 m compositing length was selected for the drill hole intervals that fell within the constraints of the above-mentioned vein wireframes.
Grade capping and high-grade transition analyses were undertaken on the 0.5 m composite values in the database within the constraining wireframes to control possible bias resulting from erratic high-grade composites in the database, and to maintain the high-grade local variation. The high-grade transition consists of a restrictive search ellipse and a maximum limiting composite value.
In the Babicanora and Las Chispas Areas, drill hole and channel sample log-probability plots for gold and silver composites were generated by SilverCrest for each mineralization vein to establish capping levels. The capped composites were utilized to develop variograms and for block model grade interpolation and classification.
A variography analysis was performed by SilverCrest using the gold and silver composites within each individual vein wireframe, as a guide to determining a grade interpolation search distance and ellipse orientation strategy. Continuity ellipses based on the observed ranges were subsequently generated and utilized as the basis for grade estimation search ranges, distance weighting calculations and Mineral Resource classification criteria.
A total of 641 bulk density measurements were collected on-site from drill core by SilverCrest using the water immersion method. The bulk density ranged from 1.53 to 4.02 t/m3 with a mean value of 2.52 t/m3. A uniform mean bulk density of 2.55 t/m³ was applied to all in-situ rock types in the Mineral Resource Estimate.

The block models for the Babicanora Area were constructed by SilverCrest using Leapfrog™ software. The block models for the Las Chispas Area were independently created by the QPs using GEOVIA GEMS™ V6.8.2 modelling software during the October 2020 Mineral Resource Estimate.
In the Babicanora Area, the gold and silver grade values were interpolated into the grade blocks using inverse distance weighting to the third power (ID3). A variable orientation search was utilized for all the main veins. The high-grade transition was utilized for the grade interpolation, in order to mitigate the high-grade influence.
The QPs are of the opinion that the block models of the Babicanora Area and the Las Chispas Areas are suitable for reporting a Mineral Resource Estimate.
In the Las Chispas Area, the gold and silver grade values were interpolated into the blocks using inverse distance weighting to the third power (ID3).
The Mineral Resource was classified as Measured, Indicated, and Inferred based on the geological interpretation, variogram performance and drill hole spacing. A Measured Mineral Resource was classified for the Babicanora underground sampled area only with a 10 m range extended up- and down-dip from areas with underground in-vein development samples and interpolated with both underground channel and chip samples and drill holes. An Indicated Mineral Resource was classified with at least two drill holes within a 50 m mean distance. An Inferred Mineral Resource was classified for all remaining grade blocks within the mineralized veins. ROM stockpiles which were derived from the underground vein mining were classified as Measured Mineral Resources, and the historic stockpiles were categorized as Indicated Mineral Resources. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
The following parameters were used to calculate the AgEq cut-off values that determine the underground mining potentially economic portions of the constrained mineralization:
•Ag price: $21/oz (approximate three-year trailing average as of June 30, 2022)
•Ag process recovery: 94%
•Marginal mining cost: $40/t
•Processing cost: $40/t
•G&A: $15/t.
The AgEq cut-off value of the underground Mineral Resource is calculated as follows:
•($40+ $40+$15)/($21/31.1035 x 94%) = ~150 gpt AgEq
The AgEq cut-off value of the historic stockpiles is 110 gpt without the mining cost.
Table 1‑1: Mineral Resource Estimate Statement for Depleted In-Situ Vein, ROM Stockpile and Historic Surface Stockpiles

Resource Area	Classification	Tonnes	Au	Ag	AgEq	Contained Au	Contained Ag	Contained AgEq
		(k)	(gpt)	(gpt)	(gpt)	(k oz)	(k oz)	(k oz)
Babicanora Area Veins	Measured	206.6	13.67	1,289	2,376	90.8	8,561	15,779
	Indicated	1,726.3	7.09	658	1,222	393.6	36,540	67,832
	Meas + Ind	1,932.9	7.79	726	1,345	484.3	45,101	83,611
Las Chispas Area Veins	Indicated	441.6	4.22	552	888	60.0	7,835	12,605
Total Undiluted Veins	Meas + Ind	2,374.5	7.13	693	1,260	544.3	52,936	96,216
Historic Stockpiles	Indicated	151.8	1.14	112	203	5.6	546	990
ROM Stockpiles	Measured	168.1	5.56	428	869	30.0	2,311	4,699
Total (Veins + Stockpiles)	Meas + Ind	2,694.4	6.69	644	1,176	579.9	55,794	101,905
Babicanora Area Veins	Inferred	953.5	4.49	267	624	137.5	8,188	19,123
Las Chispas Area Veins	Inferred	373.6	1.81	274	418	21.7	3,296	5,024
Total Undiluted Veins	Inferred	1,327.1	3.73	269	566	159.2	11,484	24,147
Notes:
1.Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

2.The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.
3.The Inferred Mineral Resource in this estimate has a lower level of confidence than that applied to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It can be reasonably expected that the majority of the Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration.
4.The Mineral Resource is estimated using the 2019 CIM Estimation of Mineral Resources & Mineral Reserves Best Practice Guidelines and 2014 CIM Definition Standards for Mineral Resources & Mineral Reserves.
5.The effective date for Measured + Indicated estimate of the veins and stockpiles was June 30, 2022, while Inferred estimate for the veins was effective March 21, 2023.
6.Mined areas as of June 30, 2022, were removed from the wireframes and block models.
7.AgEq is based on Ag:Au ratio of 79.51:1 calculated using $1,650/oz Au and $21/oz Ag, with average metallurgical recoveries of 97.9% Au and 96.7% Ag, and 99.9% payable for both Au and Ag.
8.Mineral Resources are inclusive of the Mineral Reserves.
9.All numbers are rounded.
10.Cut-off grade (COG) used for In-situ material is 150 gpt AgEq and, for Historic stockpiles is 110 gpt AgEq. No cut-off grade was applied to ROM stockpile as it is based on material mined.
1.11 Mineral Reserve Estimate
The Mineral Reserve estimate was completed for underground mining of in-situ vein deposits at the Babicanora and Las Chispas Areas and for surface extraction of stockpiles from historical and current operations. All drilling, surveying and assay databases were provided by SilverCrest, including data up to the cut-off date of June 30, 2022 for Measured and Indicated Mineral Resources. The Mineral Reserve Estimate is provided in Table 1‑2.
Table 1‑2: Mineral Reserve Estimate

Area	Classification	Tonnes (k)	Au (gpt)	Ag (gpt)	AgEq (gpt)	Contained Au (koz)	Contained Ag (koz)	Contained AgEq (koz)
Babicanora	Proven	345	7.03	665	1,224	78	7,382	13,589
	Probable	2,334	3.9	370	679	292	27,734	50,987
Las Chispas	Proven	-	-	-	-	-	-	-
	Probable	401	3.09	399	645	40	5,152	8,323
Babicanora + Las Chispas	Proven + Probable	3,081	4.14	407	736	410	40,269	72,899
ROM Stockpile	Proven	168	5.56	428	869	30	2,311	4,699
Historic Stockpile	Proven	150	1.14	112	203	6	541	980
Total Stockpile	Proven	318	3.47	279	555	36	2,852	5,679
Total Mineral Reserve Estimate	Proven + Probable	3,399	4.08	395	719	446	43,121	78,579
Notes:
1.The Mineral Reserve is estimated using the 2019 CIM Estimation of Mineral Resources & Mineral Reserves Best Practice Guidelines and 2014 CIM Definition Standards for Mineral Resources & Mineral Reserves.
2.The Mineral Reserve is estimated with a 372 gpt AgEq fully-costed COG for the deposit and an 85 gpt AgEq Marginal COG for development.
3.The Mineral Reserve is estimated using long-term prices of $1,650/oz for gold and $21.00/oz for silver.
4.A government gold royalty of 0.5% is included in the Mineral Reserve estimate.
5.Stockpile values were provided by SilverCrest and account for approximately 7% of Mineral Reserve ounces.
6.The Mineral Reserve is estimated with a maximum mining recovery of 95%, with reductions in select areas based on geotechnical guidelines.
7.The Mineral Reserve presented includes both planned and unplanned dilution.
8.A minimum mining width exclusive of dilution of 1.5 m, 3.3 m and 0.5 m was used for the longhole, cut and fill and resue mining methods, respectively.
9.Average metallurgical recoveries applied are 96.7% Ag and 97.9% Au.

10.AgEq(gpt) = (Au(gpt) * 79.51 + Ag(gpt)). AgEq calculations consider metal prices, metallurgical recoveries, and Mexican Government gold royalty.
11.Estimates use metric units (metres (m), tonnes (t), and gpt). Metal contents are presented in troy ounces (metric tonne x grade / 31.103475).
12.The independent Qualified Person is not aware of any known environmental, permitting, legal, title-related, taxation, socio-political or marketing issues, or any other relevant issue that could materially affect the Mineral Reserve Estimate.
13.Totals may not add due to rounding.
1.12 Mining Methods
1.12.1 Geotechnical Considerations
Extensive geomechanical core logging and underground mapping has been completed by SIL at the Babicanora and Las Chispas Areas using the RMR76 and Q’ rock mass classification systems. Rock mass structure data has been collected through mapping in the sill drives at the BAN, BAV, and BAM veins. The rock mass quality and structural data were reviewed by KP through site visits, core photos, and complementary underground mapping.
The available data have been used to define rock mass quality domains based on spatial variability, proximity to the mineralized zone, and lithology. The typical rock mass quality is summarized in Table 1‑3.
Table 1‑3: Typical Rock Quality Ranges based on the RMR76 Rock Mass Classification

Vein	Domain	Vein	Immediate HW-FW	Distal HW-FW
Babicanora Norte Babicanora Vista	All	60 Good	60 to 65 Good	70 Good
Babicanora Main Babicanora Sur	Low Quality Zones	20 to 40 Poor	20 to 50 Poor to Fair	-
	Outside Low Quality Zones	60 Good	55 to 60 Fair	45 to 75 Good
Babicanora Central	Low Quality Zones	20 Poor	35 Poor	-
Babicanora Main (lower part)	Outside Low Quality Zones	35 Poor	50 Fair	80 Good
William Tell Giovanni Las Chispas Main Luigi	All	60 to 65 Good	65 Good	60 to 65 Good
The available discontinuity orientation data have been used to define structural domains. The following domains reflect differences between the veins as well as several key lithologies:
•Las Chispas Area - All Veins
•Babicanora Area - LAT1 (BAC, BAM & BAS)
•Babicanora Area - LAT1 (BAN & BAV)
•Babicanora Area - SACTS (All Veins)
The defined joint sets are parallel to sub-parallel to the mineralization, cross-cut the mineralization, and are sub-horizontal. Not all of the discontinuity orientations are observed at each vein, but the general trends are similar.
The following geotechnical design input was provided to the mine plan. The design input was based on the rock mass quality and structural domains, empirical stability analyses, 2D numerical modelling, existing experience at the mine, and experience from other similar projects and mines.
•Stope dimensions and overbreak
•Dimensions for crown, sill, rib and inter-lode pillars
•Offsets and strategies for mining around voids and historic workings
•Offsets between stopes and development
•Extraction sequencing

•Strategies for temporary sill pillar recovery under sill mats
•Ground support
1.12.2 Hydrological Considerations
A hydrological and hydrogeological study was completed by HRI in 2019. Work completed included: installation of six pressure probes to measure flow elevations; water elevation measurements taken for quality control purposes in three piezometers to verify measurements taken by SilverCrest; slug testing in three piezometers; and pump tests in a stope at the base of the historic workings at Las Chispas that is filled with groundwater, and which is the only known location in the historic operations that has groundwater. Two boreholes were drilled and tested in 2021 to supply water to the operation.
There was insufficient rainfall during the monitoring period to generate any pressure variation between the six pressure probes.
Water elevation measurements indicated the presence of a perched phreatic surface considerably above the natural water table. The water table is at approximately 900 m elevation and the perched phreatic surface is at 1,032 m elevation. The perched phreatic surface does not impact the historic workings, and for the purposes of the mine plan, will not require dewatering. Pump tests indicated that the host rocks had low permeability. Based on the pump test results, a maximum flow of 9.4 L/s has been estimated at the end of operation of Las Chispas Area. There is insufficient data to determine if this flow rate will be sustained in the long-term. As a result, the mine plan in this area was designed with a dewatering system in the lower levels with a pumping capacity of 9.4 L/s; however, this pumping system will not be required until late in the mine life.
Diamond Hole database was reviewed in 2023, so is the mine plan related to groundwater elevation. Multiple faults are present in the area, but mostly above the water table elevation.
As the majority of the workings will be above the water table elevation of 900 masl, groundwater inflows are not expected to be a concern to mining operations. No impacts to surrounding perennial streams or valley bottoms are expected from mine dewatering activities, since these are typically dry other than during short-term, low precipitation rainfall events. The Rio Sonora, located 7 km west of the Las Chispas Operation, is considered too distant to be affected by any future mine-related pumping.
1.12.3 Mining Design and Schedule
The Las Chispas Operation contains mineralized zones varying in dip and thickness both along strike and at depth. While all geometries are suitably extracted using the longitudinal longhole stoping method, particular areas have been selected for cut and fill mining due to geotechnical considerations. Additionally, resue mining sees limited use to minimize dilution in high-grade narrow veins. Current site practice prioritizes longhole stoping and studies are ongoing to maximize this mining method throughout the deposit where geotechnical conditions allow it. Mining areas are accessed via three portals: the Santa Rosa, Babicanora Central, and Las Chispas Portals.
The longhole longitudinal retreat mining method is used in mining areas where areas where ground conditions are fair to good. longhole stope heights of 15 m to 18 m, as well as a maximum strike length of 25 m, were selected based on geotechnical considerations.
Variations of cut and fill mining methods include cut and fill with breasting and resuing. Cut and fill with breasting will be used in mining areas with adverse ground conditions. Resuing is used in mining areas where the vein thickness is very narrow and the additional dilution through stoping by longhole or cut and fill would bring the grade below cut-off. The level distance for cut and fill and resuing was set at 18 m to reduce the total development required.
The mine plan targets a production rate of 1,200 tpd, achieved through a ramp up in production between 2023 and 2027. Total development advance in the already established Babicanora area is limited to 30 m/d in 2023, increasing to 35 m/d in Q1 2024. Total development advance in the Las Chispas area is limited to 5 m/d for single heading advance, increasing to a total limit of 14 m/d with multiple headings.
The mine operates two 12-hour shifts per day, 365 days per year. There are three Contract development, production and maintenance crews on a schedule of 30 days working/15 days off. Contract mine staff and management are on a 20 and 10 schedule providing 7 day per week coverage while SIL mine management and the technical department mostly work 5 day per week schedules with coverage provided on weekends.
Mine services include ventilation, mine dewatering, mine water supply, power, provision of cemented rock fill, compressed air, fuel, surface and underground communications networks, explosives storage and handling, and transport for personnel and materials. All major mechanical maintenance is performed on surface at the existing workshop. Jumbos, production drills and bolters will be serviced at 3 future underground maintenance service bays. Minor maintenance and emergency work is being performed in the underground workplaces by mobile maintenance crews.

1.13 Recovery Methods
Based on the operating results, Ausenco’s design for treatment of a variety of feed grades is meeting or exceeding design expectations. The Process Plant is located at the mine site and receives blended feed material from several different mineralized veins. The key process design criteria for the plant are:
•Major equipment is designed for nominal throughput of 1,250 tpd with the ability to accommodate increased throughput up to 1,750 tpd via an expansion to the comminution circuit.
•Crushing circuit availability of 70% is being achieved or exceeded at the Process Plant.
•The Process Plant includes semi-autogenous grinding (SAG), flotation, independent cyanide leaching circuits for flotation concentrate and tailings streams, Merrill Crowe circuit, Cyanide destruction and tailings handling facilities, and is achieving an overall availability of greater than the design value of 91.3%:
•SAG design values (Axb) of 41 and BWI of 19.4 kWh/t are sufficient to process future material successfully.
•Design head grades of 8 gpt Au and 800 gpt Ag with the ability to handle peak head grades of as much as 13 gpt Au and 1,300 gpt Ag are higher than required to process future material successfully.
The current operating strategy has the flotation, concentrate leach and cyanide detoxification circuit typically by-passed. The Process Plant is using the bulk leach circuit to perform a whole ore leach at ~1,500 ppm CN. Overall recoveries remain high, and weakly acid dissociable cyanide (CNwad) levels in filtered tailings seepage ponds are well below International Management Cyanide Code (ICMC) limits. The cyanide detoxification circuit has been modified to process solution to process solution or slurry and is operated as required to maintain seepage pond concentrations below the ICMC limit. Figure 1‑3 presents an overall process flow diagram of the Process Plant as currently operated.
The total operating power for the Process Plant is between 3.8 and 4.6 MW depending on which circuits are being operated. Provisions were made for raw water to be supplied from the underground mine, the fresh water (storm) pond, the Sonora Valley, or any combination thereof pending availability and requirements. Wherever possible in the Process Plant, process water or barren solution is used to minimize freshwater consumption. Potable water is sourced from the sediment-free water in the raw water tanks and treated prior to distribution or shipped to site. Process Plant consumables for current operations include quick lime, sodium cyanide, lead nitrate, oxygen, flocculants, coagulant, diatomaceous earth, zinc powder, copper sulphate, anti-scalant, and flux.

Figure 1‑3: Overall Process Diagram

ROM
STATIC GRIZZLY & HOPPER
APRON FEEDER
PRIMARY CRUSHER
EMERGENCY
SAG MILL FEEDER HOPPER
LIME
SAG MILL
CLASSIFYING CYCLONE
TRASH SCREEN
PAX
FROTHER
COLLECTOR 1
FLOTATION CIRCUIT
TRASH
FROM TAILS THICKENER O/F
PRE-LEACH THICKENER
PROCESS WATER TANK
TO PROCESS PLANT
TO COLLECTION POND (EXTERNAL
OXYGEN
LIME
CYANIDE
LEAD NITRATE
BULK LEACH TANKS
CCD 5
CCD 4
CCD 3
CCD 2
CCD 1
CCD THICKENERS
$CuSO_4$
SMBS
LIME
OXYGEN
DETOX TANKS
TAILINGS
TO PROCESS WATER
TAILINGS STOCK TANK
HIGH GRADE BARREN SOLUTION
CLARIFIER
DIATOMACEOUS EARTH
CLARIFIER FILTERS (x2)
PREGNANT SOLUTION
DEAERATION TOWER
FLOTATION CONCENTRATE THICKENER
LIME
CYANIDE
LEAD NITRATE
OXYGEN
CONCENTRATE LEACH TANKS
TAILINGS FILTERS
TAILINGS STOCKPILE
TO DRY STACK
DIATOMACEOUS EARTH
LEAD NITRATE
ZINC
CYANIDE
FLUX
MERCURY RETORT
FLUX MIXER
SCREW CONVEYOR
PRECIPITATE FILTERS (x2)
BARREN SOLUTION TANK
TO PROCESS WATER TANK
INDUCTION FURNACE
CASCADE POURING TABLE
D'ORÉ
LEGEND:
CONTINUOUS PROCESS
STAND BY PROCESS
EQUIPMENT NOT IN USE
Date : April 18, 2023

Flowsheet designed by Ausenco

Source: Ausenco, 2023.
1.14 Project Infrastructure
1.14.1 Introduction
Infrastructure existing for the mining and processing operations include:
•Underground mine, including portals (3), ramps and vents
•Roads: main access road, site access road, bridge crossing, borrow pit haul road, filtered tailings storage facility (FTSF) haul road, waster rock storage facility (WRSF) haul road, and explosives access road
•Diversion and collection channels, culverts, and containment structures
•Site main gate and guard house (2)
•Accommodation camp
•Power and water distribution
•Warehouse and truck shop, offices, medical clinic, and nursery
•Explosives magazines
•Process Plant
•Control room
•Doré room
•Assay laboratory (off-site facility)
•Reagent storage facilities
•Water treatment plant
•Mineralized stockpiles and WRSFs
•Filtered tailings storage facility (FTSF)

•Nuclear devices storage facility
•Hazardous waste interim storage facility
•Exploration core shacks.
Figure 1‑4 shows the site layout.
Figure 1‑4: Site Layout

E 580 500
E 581 000
E 581 500
N 3 344 000
N 3 343 500
ACCOMMODATION CAMP
NORTHWEST WATER POND
ACCESS ROAD
DRY STACK TAILINGS FACILITY (FUTURE)
WRSF #2 (TEMPORARY)
LASCHISPAS PORTAL
TOPSOIL STOCKPILE
FUEL STORAGE AREA
DRY STACK TAILINGS FACILITY EAST
BABI CENTRAL PORTAL
HISTORIC RANCHER'S POND
POWER LINES
FRESH WATER TANKS
OFFICE
TAILINGS FILTER AREA
PROCESSING PLANT
ACSR LINES
CRUSHING AREA
WRSF #1
INFRASTRUCTURE AREA
BABI MAIN PORTAL
MINE CONTRACTOR AREA
100 0 100m
SCALE = 1:2000
PRELIMINARY

SILVERCREST Metals Inc.

REF.	DRAWING No.	REFERENCE DRAWING	No.	BY	DATE	REVISION DETAILS	CHK	ENG	APPR
			A	RS	15JUN2023	ISSUED FOR INFORMATION			

DRAWN	R. SOLTANI	15JUN2023
DWG. CHECKED		
DESIGNED		
DES. APPR.		
PROJ. APPR.		

Ausenco
Vancouver, British Columbia, Canada
W www.ausenco.com

CLIENT: SILVERCREST METALS INC.

TITLE: LAS CHISPAS PROJECT
CURRENT SITE LAYOUT
GENERAL ARRANGEMENT
PLAN

COPYRIGHT © Ausenco

PROJECT No.	SCALE	SIZE
103955-09	1:2000	A1

DRAWING No.	REV
103955-GX-D0000-31344-101	A

Source: Ausenco, 2023.
1.14.2 Waste Rock Storage Facility
The two waste rock storage facilities (WRSF#1 and #2) have a combined capacity of approximately 1.0 Mt and are expected to be sufficient as temporary facilities to store development waste before returning it to be used as rock fill in mined-out stopes.
1.14.3 Ore Stockpiles
The mineralized material stockpiles have a capacity of approximately 0.35 Mt with segregated piles by grade (or clay content). These ore stockpiles are located west of the crusher.
1.14.4 Filtered Tailings Storage Facility
A filtered tailings storage facility (FTSF) was adopted based on the mine plan, limited available construction materials, and to avoid risks associated with storage of conventional slurried tailings behind a dam. Tailings are thickened, filtered, and delivered by trucks to the FTSF. Two facilities were designed to store approximately 4.5 Mt of tailings. The East FTSF has been designed with a capacity to store up to 3.1 Mt of filtered tailings. Given the current estimated production for the LOM, approximately 150 to 200 kt of filtered tailings are projected be stored in the West FTSF, which will be constructed towards the end of the LOM.
The facilities were designed with an overall slope of 2.8:1 (H:V), slope between benches of 2.2:1 (H:V), and maximum approximate height of 56 m (measured from the lowest portion of the starting buttress to the maximum elevation of the dry stack). The existing East FTSF is located 530 m northeast of the Process Plant and covers an area of approximately 101,932 m2.

The FTSF designs include contact water collection channels, contact water collection/storage ponds, sub-drain collection systems, and access roads. Non-contact water diversion channels have been constructed to reduce the amount of surface contact water generated from the FTSF area.
1.14.5 Power and Fuel
Electrical power is supplied to site from the national grid, by way of an overhead power line, rated to carry 8.5 MVA at 33 kV. Connection to the grid is via the Nacozari de Garcia substation, which is 83 km from the operation.
Diesel fuel requirements for the mining equipment, process and ancillary facilities is temporarily supplied by a contractor. The permanent distribution systems located near the Process Plant are constructed and will be used when the necessary permits have been received.
1.14.6 Camp
The Las Chispas Operation is equipped with an accommodation camp with a capacity of 500 beds. The camp is connected to the national electricity grid and equipped with an emergency genset capable of handling the entire electrical load. The camp is serviced by the potable water treatment plant and sewage treatment plant. Garbage is collected on site and disposed at the Arizpe municipality waste disposal facility.
All rooms are single occupancy and include a bed, toilet, air heating/conditioning and shower. The camp is equipped with kitchen and dining facilities to support the 24-hour operation, laundry, maintenance camp shop, and snack area. The camp also includes a gym, a multifunction sport field, a recreation facility, barbecue area, and a chapel.
1.14.7 Water Management
Water required for the Las Chispas Operation is supplied as groundwater from dewatering of the underground mine and or from the Sonora Valley groundwater, as required. The Las Chispas Operation design includes water diversion features to divert precipitation and groundwater away from operation infrastructure and direct it to natural receiving streams to minimize the generation of contact water. The layout also includes water collection ponds to collect any contact water that is produced, and to store any excess water from the underground workings such that it can be recycled for use in the Process Plant. There is not expected to be any water discharged from the Las Chispas Operation.
1.15 Market Studies and Contracts
The doré bars produced at the Las Chispas Operation have variable gold and silver contents and a variable gold to silver ratio, depending mainly on the corresponding gold and silver grades of the feed material being processed at any given time. Over the projected LOM, the metal content is expected to be 0.5%-1.5% gold and 85%-95% silver with the balance impurities. During 2022, SilverCrest has engaged with gold and silver buyers and refiners, and made the necessary arrangements to safely transport, refine, and sell the doré.
Gold and silver doré can be readily sold on many markets throughout the world and the market price ascertained on demand.
Metal pricing for financial analysis was agreed upon based on consideration of various metal price sources. This included review of consensus price forecasts from banks and financial institutions, three-year trailing average of spot prices, and current spot prices. The metal pricing for the base case economic model was:
•Gold price of $1,800/troy oz payable
•Silver price of $23.00/troy oz payable.
At the Report Effective Date, the Company has entered into contracts necessary for operating Las Chispas. These contracts and agreement include, but are not limited to, contracts for drilling, underground mining, explosives, power, supply of consumables, catering and camp management, security, personnel transportation, and refining. These contracts are reviewed and negotiated periodically to ensure they remain competitive and aligned within industry norms for projects in similar settings in Mexico.
1.16 Environmental Studies, Permitting and Social or Community Impact
1.16.1 Environmental Considerations
Environmental studies pertaining to the Las Chispas Operation have been submitted to the Ministry of Environmental and Natural Resources of Mexico (SEMARNAT), including physical and biological evaluations of the surrounding climate, flora, fauna, air quality, noise, and surface and groundwater quality. This information is updated and reported annually. In addition, a physical climate risk assessment aligned with the Task Force on Climate-Related Financial Disclosures (TCFD) was conducted in 2021 in order to assess and understand key risks.

LLA is conducting a comprehensive rock quality characterization study with the intent to assess the potential for acid rock drainage and metal leaching in the waste rock. Samples chosen based on the deposit's lithological characteristics are being processed by SGS Lakefield Canada, and the analysis will be performed by a specialized consultant, with preliminary results due in 2023. This work will complement studies already completed which concluded on low concentration of potentially leachable metals and no acid rock drainage (ARD).
There are no known environmental liabilities at the Las Chispas Operation arising from historic mining and processing operations. Since 2019 LLA has been conducting environmental characterization studies on soil and water, initially in the baseline study reported to SEMARNAT and subsequently periodically as part of the monitoring program. No environmental liabilities have been identified.
1.16.2 Permitting Considerations
LLA has successfully fulfilled the SEMARNAT's requirement for a suite of studies to support the award of environmental permits for the exploration, construction, and operation of the Las Chispas Operation. LLA secured all key permits, ensuring legal and environmental compliance for the Las Chispas Operation, including exploration, construction, exploitation stages, water use, change of land use, waste generation, emissions, and Process Plant.
A medium voltage power transmission line, authorized by SEMARNAT for positive environmental impact, was developed and went operational in April 2022. The "Tetuachi" bridge was designed and constructed in 2021 to ensure safe crossing over the Sonora River during the rainy season, with CONAGUA's approval.
LLA has a concession to exploit and use national groundwater for industrial mining use, granted by CONAGUA in October 2020, and valid for 10 years (renewable). LLA also operates under a closed-circuit design for the Process Plant that eliminates the need for a wastewater discharge permit. LLA has a hazardous waste management plan registered with SEMARNAT.
LLA also maintains a general permit granted by SEDENA for the purchase, use, and storage of explosives., with plans for an increase in purchasing and storage capacity. Finally, the environmental operating license, secured from SEMARNAT in September 2022, permits operations at the Las Chispas Operation, integrating all previously obtained permits. Granted permits have varying terms, ranging from one year to unlimited terms. All permits will be renewed as required.
1.16.3 Environmental Management Plans
LLA conducts a comprehensive Environmental Monitoring Program at the Las Chispas Operation, which includes routine studies on environmental noise, air quality, ground and surface water quality, drinking water analysis, and heavy metals in sediments, with annual reports presented to SEMARNAT. The Water Management Plan ensures efficient use of water resources by monitoring extraction and consumption and avoids wasteful discharge practices. A third-party specialist is working on updating the water balance to improve resource optimization. The Air Quality Management Plan includes a mitigation program for suspended dust caused by traffic, with measures like quarterly dust sampling, road irrigation, speed control, and preventive maintenance for mobile equipment, all being reported to SEMARNAT.
1.16.4 Waste Considerations
The Las Chispas Operation has been registered with SEMARNAT as a hazardous waste generator since 2019. A warehouse on site is maintained for the management and disposal of waste, including that produced by contractors, with waste disposal handled by SEMARNAT-authorized suppliers. LLA is also registered with the Commission of Ecology and Sustainable Development of the State of Sonora (CEDES) as a generator of special handling waste (non-hazardous), which is subject to recovery or recycling and is removed by state-authorized companies. LLA submits biannual reports to CEDES on the generation and disposal of this waste. All greywater from Las Chispas Operation’s camp and office facilities is channelled to a wastewater treatment plant, with up to 90 m3 treated per day; this treated water is used for road irrigation to suppress dust and greening reforested areas.
1.16.5 Social and Community Considerations
The Sonora Valley is an isolated community set in a region of rugged topography. As of March 2023, the Las Chispas Operation personnel consisted of 908 personnel (327 employees of Llamarada and 581 contractors). 15% of the personnel were local to the Sonora Valley and 99% of the total number were from various parts of Mexico. There are four main ejido groups that SilverCrest have been actively engaging with, three of which will be impacted by mining operations (Ejido Bamori, Ejido Arizpe, and Ejido Sinoquipe) and the fourth (Ejido Los Hoyos) is impacted by the Los Hoyos Powerline. Community engagement and relationship management play a crucial role in SilverCrest's operations. As such, constant dialogue is maintained, and regular meetings held with the communities within the areas of influence including the four main ejido groups. Impacts to Indigenous populations were examined. There are no indigenous populations located within 10 km of the Las Chispas Operation.

A Social Baseline Study and a Materiality Assessment highlighted key concerns within the community including water scarcity, environmental safety, local infrastructure, and job opportunities. SilverCrest has established a community communication strategy and grievance mechanism in response to these concerns and has committed $1.5 million to improving local water infrastructure over five years (2022 - 2026). Furthermore, the Company is part of the Sonoran Mining Cluster, sharing best practices on community relations and responsible mining.
The Company is one of the main sponsors of Impulso Koria, a non-profit organization focusing on local infrastructure, education, and healthcare. In addition, SilverCrest has incorporated a ranching business, Babicanora Agrícola del Noroeste S.A de C.V (BAN), underlining their participation in the local economy and commitment to the local communities.
1.16.6 Closure Considerations
A Conceptual Closure Plan was prepared in general accordance with applicable Mexican standards and WSP’s experience with similar projects. Under Mexican law, mining may be initiated under a Conceptual Closure Plan with a Detailed Closure Plan being developed later in the operation’s life.
WSP prepared a conceptual closure cost estimate for the Las Chispas Operation, using a combination of information derived from the 2021 FS Report, drone imagery of existing facilities and landforms, information from the Detailed Engineering Phase 1 FTSF Design, a database of itemized costs from local contractors working on similar projects in the area, and assumptions derived from WSP’s experience in mine closure. The estimated cost is approximately $6.8 million. Closure costs are assumed to be incurred over a period of approximately three years, following the cessation of production and a subsequent period of seven years of monitoring.
1.17 Sustaining Capital and Operating Costs
1.17.1 Sustaining Capital Cost Estimates
LOM sustaining capital costs total $219.9 M, which are detailed as per Table 1‑4.
Table 1‑4: LOM Sustaining Capital Cost Summary ($M)

Calendar Year	LOM	2023	2024	2025	2026	2027	2028	2029	2030
Production Year		1	2	3	4	5	6	7	8
U/G Mine Development	176	24.3	33.2	31.8	32.8	28.6	21.4	1.8	1.7
U/G Mine Infrastructure	28.3	8.9	5.6	2.6	6.1	1.7	2.1	1.2	0.03
Process Plant	6.2	1.8	1.3	1.6	0.5	0.5	0.5	-	-
Dry Stack Tailings	3.2	-	2.9	-	-	-	0.3	-	-
G&A (including mobile)	6.7	4.1	1	0.3	0.3	0.3	0.3	0.3	-
Total	219.9	39.2	44.1	36.2	39.7	31.1	24.7	3.3	1.7
1.17.2 Reclamation and Closure Cost Estimates
An allowance of $6.8 M was made for closure costs with spending scheduled to occur across the three years following the cessation of production. Any change in regulations that would require SilverCrest to undertake progressive closure, or to post a cash bond, would affect the timing of these cash flows.
No salvage value was assumed for the Process Plant and surface infrastructure. It has also been assumed that CFE would accept ownership of the power line which is common in Mexico.
1.17.3 Operating Cost Estimate
The average LOM operating cost is estimated at 168.18 $/t processed. The operating cost is defined as the total direct operating costs including mining, processing, and G&A costs. Mining costs are estimated to be 99.59 $/t processed (108.04 $/t mined). Tonnes of material to be processed includes mined ore that is already in stockpiles. Table 1‑5 shows a summary breakdown of the operating costs.
Table 1‑5: Operating Cost Summary

Area	LOM Average Operating Cost
Mining* ($/t processed)	99.59
Process ($/t processed)	47.21
G&A ($/t processed)	21.39
Total LOM Operating Cost ($/t processed)	168.18

Notes: *Includes stope development but excludes capitalized underground development. Total may not add due to rounding.
1.18 Economic Analysis
A pre- and post-tax economic analysis was completed on the basis of a discounted cash flow model featuring a 5% discount rate. The analysis used constant (real) Q1 2023 US$ and the Las Chispas Operation cash flows were modelled in annual periods.
The model assumed a production period of eight years, including 2023-2030. It should be noted that the average Process Plant throughput of 1,200 tpd is limited by the mining rate not the Process Plant design which is 1,250 tpd.
The economic model was based on a gold price of $1,800/oz and a silver price of $23.00/oz. The refining terms used as the basis of the economic analysis are based on actual average cost paid by SilverCrest with its third-party refiner. The freight terms are also based on actual rates.
The taxable income was estimated using a tax rate of 30% over the LOM.
The economic analysis demonstrates that the mine plan has positive economics under the assumptions used. The Las Chispas Operation post-tax (NPV) at a 5% discount rate is estimated to be $549.9 M. A summary of the economic analysis of the Las Chispas Operation is shown in Table 1‑6.
Table 1‑6: Economic Analysis Summary

Description	Unit	LOM Total/Avg.
Average Mill Throughput	tpd	1,200
Mine Life years	years	8

Average Gold Mill Head Grade	gpt Au	4.02
Average Silver Mill Head Grade	gpt Ag	396
Average Silver Equivalent Mill Head Grade	gpt AgEq	716

Contained Gold in Mine Plan	koz Au	422.7
Contained Silver in Mine Plan	koz Ag	41,615.6
Contained Silver Equivalent in Mine Plan	(koz AgEq)	75,227.6

Average Gold Metallurgical Recovery	% Au	98.0
Average Silver Metallurgical Recovery	% Ag	97.0

Payable Gold	koz Au	421.6
Payable Silver	koz Ag	41,005.5
Payable Silver Equivalent	koz AgEq	74,525.4
Average Full Year Annual Production
Gold	Au koz/yr	57.0
Silver	Ag koz/yr	5,503.5
Silver Equivalent	AgEq koz/yr	10,036.0

Mining Cost	$/t mined	108.00
Mining Cost	$/t processed	99.59
Process Cost	$/t processed	47.21
G&A Cost	$/t processed	21.39
Total Operating Cost	$/t processed	168.18
LOM Sustaining Capital Cost	$M	219.9
Closure Costs	$M	6.8

Cash Costs LOM – Mine Level	$/oz AgEq	7.84

AISC LOM – Mine Level	$/oz AgEq	11.98

Au Price	$/oz	1,800
Ag Price	$/oz	23
Pre-Tax NPV 5%, $M	5%, $M	706.5
Post-Tax NPV (5%, $M)	5%, $M	549.9
Undiscounted LOM net free cash flow	$M	654.1
LOM AISC Margin	%	48%
The Las Chispas Operation is most sensitive to metal pricing and recovery/grade. Grade sensitivity mirrors the sensitivity to metal prices.
1.19 Interpretation and Conclusions
Under the assumptions and parameters discussed in the Report, the Las Chispas Operation shows positive economics.
1.19.1 Risks
1.19.1.1 Mineral Resource Estimate
The drill sample spacing varies by vein and the classification of Mineral Resource Estimate was assigned based on the level of confidence based on drill core sample spacing and grade variability. Risk is associated with all classifications of Mineral Resource Estimate, most particularly with the Inferred Mineral Resource Estimate.
There is a risk that the Mineral Resource Estimate wireframes (>150 gpt AgEq) may be moderately high biased with respect to the representative volume, and subsequent estimated tonnage and metal content. This potential bias could be where the wireframes extend somewhat too far into lower-grade (<150 gpt AgEq) assay areas of influence. A follow-up rolling reconciliation is recommended to allow for any mine call factor adjustments to be made in these lower-grade areas.
Localized extremely high-grade samples were encountered in drill core sampling as part of the mineralization system. Locally, this represents a risk in the accuracy of grade estimation for Mineral Resource and subsequent Mineral Reserve estimation, and to operational grade control.
Where only widely spaced sampling is available, the spatial extent of the high-grade mineralization may be uncertain. This risk can be reduced through future close-range sampling to delineate high-grade shoots within the vein systems, thereby allowing the highest-grade material to be sub-domain to constrain spatial influence of these samples within delineated shoots. Closely spaced pre-production definition drilling in combination with duplicate sampling protocols for high-grade samples should be implemented to mitigate excessive extrapolation of high-grade values and to inform the local, short-range, grade variability.
1.19.1.2 Mineral Reserve Estimate and Mine Plan
General factors that may affect the Mineral Reserve Estimate include adjustments to gold price and exchange rate assumptions; changes in operating and capital cost estimates; dilution adjustments; changes to geotechnical assumptions, changes to hydrogeological and underground dewatering assumptions; and changes to modifying factor assumptions, including mining recovery and dilution.
There is a known open stope area in the Babicanora Central Zone. This area could cause recovery problems because although the general area is known, the exact size and geometry of the open stope is not appropriately defined. To mitigate the possible impact of this risk, all mining within 10 m of the known void have been removed from the plan, and test hole drilling cost estimates were included in the costing of this area.
SIL has established access to the historic workings in the Las Chispas area and has created a 3D model of the extensive workings using digitized historic long sections. However, there remains considerable uncertainty in the position of some of the voids. It is recommended that surveys be completed to confirm the void position and geometry prior to further mining. Probe drilling will also be required on advance during development near potential voids.
1.19.2 Opportunities
1.19.2.1 Exploration and Mineral Resources
Several potential opportunities have been identified for expansion and increasing confidence of existing Mineral Resources, in addition to brownfields exploration to test mapped targets along vein strike and to depth.

The most significant upside is the potential for conversion of existing Inferred Mineral Resources to Indicated Mineral Resources with additional drilling, and the exploration potential to identify and support new Inferred Mineral Resources.
Inferred Mineral Resources are estimated at 1.3 Mt grading 3.73 gpt Au, and 269 gpt Ag, or 566 gpt AgEq, for 24.1 Moz AgEq. There are approximately 15 Moz over 500 gpt AgEq with sufficient mining width, close to surface, and in proximity to current or planned underground workings, of which 10 Moz AgEq will be targeted immediately for drilling to assess conversion into Indicated Resources. The majority of these Mineral Resources are located in the Babi Sur Main and FW, El Muerto Splay and the Babicanora Norte Vein NW Extension. Significantly, Inferred Resources targeted within the Babi Sur Zone include 144 kt containing 4.86 Moz AqEq with a grade of 1,050 gpt AgEq (8.46 gpt Au and 378 gpt Ag) using a cut-off of 500 gpt AgEq.
The Las Chispas Operation has significant brownfields exploration potential. There are over 23 km in strike of underexplored veins throughout the property that have been identified on surface through mapping and sampling programs. These areas include the Chiltepin Area, La Martina, Las Chispas Southeast, Ranch Vein, and La Victoria Vein. There are also several blind veins and structures that have been tagged through various drill programs including potential vein expansion to depth along several of the currently known zones. Future drilling should focus on step-out drilling within the known mineralization zones and testing deeper host lithologies, parallel veins and newly identified areas that had limited historical workings.
1.19.2.2 Process Plant Capacity and Plant Expandability
The Process Plant design was for 1,250 tpd and the LOM has now been set to 1,200 tpd.
If the mine capacity or ramp-up progress is better or faster than what has been planned in the Report, there is capacity in the Process Plant to go beyond the design of 1,250 tpd as the Process Plant has been tested at milling rate of 62 tph and availability above 94%.
There is also the possibility to expand the Process Plant up to 1,750 tpd with the completion of studies and engineering to review the crushing, grinding, flotation, leaching and dewatering circuits.
1.19.2.3 Mineral Reserve Estimate and Mine Plan
The design of the LOM was completed at a level of detail sufficient for inclusion in this Report. The LOM plan will be used to form the basis of future detailed design and schedule. As with any LOM, there exists an opportunity to further improve the mine design and schedule in terms of detailed design, especially with due regard to integration of services, layout of development, design of stopes and geomechanics.
1.20 Recommendations
A sequential phase approach is presented for recommended future work. The following is the budget for the recommended Phase 1 (Year 1) and Phase 2 (Years 2 and 3) work.
Phase 1 recommendations account for $15 M. Of this amount, a budget of $10 M has already been approved starting in July 2023 for a period of 9 months. The balance is expected to be reviewed with the 2024 budget cycle. The targets for this program are highlighted in Table 1‑7.
Table 1‑7:     Summary of Budget for Recommended Phase 1 and Phase 2

	Phase 1 ($M)	Phase 2 ($M)
	Year 1	Years 2 and 3
Exploration and Mineral Resource Conversion Drilling	13.1	18.3
QA/QC	0.1	0.2
Bulk Density Investigation	0.03	nil
Resource Estimation	0.05	0.1
Mine Design	0.1	0.2
Sub-Total	13.4	18.8
Contingency (10%)	1.3	1.9
Total	14.7	20.7
Note: Numbers may not add due to rounding.

APPENDIX B

AUDIT COMMITTEE CHARTER
A.PURPOSE
The primary function of the audit committee (the "Committee") is to assist the Board of Directors (the "Board") in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting and the Company's auditing, accounting and financial reporting processes.
The Committee's primary duties and responsibilities are to:
•serve as an independent and objective party to oversee the Company's accounting and financial reporting processes and internal control system, and compliance with ethical standards adopted by the Company;
•oversee the quality and integrity of the Company's financial statements;
•oversee, review and appraise the qualifications, performance and independence of the Company's external auditor; and
•oversee the Company's compliance with legal and regulatory requirements.
Consistent with its function, the Committee should encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels. The Committee should also provide for an open avenue of communication among the Company's external auditor, financial and senior management, and the Board.
B.COMPOSITION
1.The Committee shall be comprised of at least three directors as determined by the Board, all of whom shall be "independent" directors in accordance with the securities laws, rules, regulations and guidelines of all applicable securities regulatory authorities, including without limitation the securities commissions in each of the provinces and territories of Canada and the U.S. Securities and Exchange Commission, and the stock exchanges on which the Company's securities are listed, including without limitation the Toronto Stock Exchange and the NYSE American LLC (collectively, "Securities Laws"), subject to any exemptions provided thereunder.
2.Each member of the Committee shall satisfy the financial literacy and experience requirements of Securities Laws as determined by the Board, except as permitted by applicable securities regulatory guidelines. Each member of the Committee shall be able to read and understand fundamental financial statements, including the Company's statement of financial position, statement of profit and loss and other comprehensive income and statement of cash flows. At least one member of the Committee must be financially sophisticated within the meaning of Rule 803B of the NYSE American LLC Company Guide and must be an "audit committee financial expert" as defined in Item 407(d)(5)(ii) and (iii) of Regulation S-K.
3.The determination as to whether a particular director satisfies the requirements for membership on the Committee shall be made by the full Board.
4.The members of the Committee shall be elected by the Board at its first meeting following the annual shareholders' meeting and shall serve until the next annual shareholders' meeting or until earlier resignation or death. The Board may remove any member from the Committee at any time with or without cause. Unless a Chair is elected by the Board, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.
C.MEETINGS
1.Except as expressly provided in this Charter, the Articles of the Company or applicable Securities Laws, the Committee shall fix its own rules of procedure.

2.In order to discharge its responsibilities, the Committee shall establish a schedule of meetings on an annual basis (with meetings at least quarterly, or more frequently as circumstances dictate or as may be prescribed by securities regulatory requirements) and shall otherwise meet at such times as the Chair of the Committee shall designate.
3.As part of its job to foster open communication, the Committee will meet at least quarterly with the Chief Financial Officer and, in a separate session, with the external auditor.
4.At all meetings of the Committee, the presence of a majority of the members will constitute a quorum for the transaction of the business and the vote of a majority of the members present shall be the act of the Committee. In the event of an equality of votes, the Chair of the Committee shall not have a second casting vote.
5.Members of the Committee may participate in a meeting of the Committee by conference telephone or similar communications equipment by means of which all people participating in the meeting can hear each other and participation in such a meeting will constitute presence in person at such a meeting.
6.Any action required or permitted to be taken at any meeting of the Committee may be taken without a meeting if all of its members consent in writing to the action and such writing is filed with the records of proceedings of the Committee.
7.Directors not on the Committee may attend meetings at their discretion. At the invitation of the Chair of the Committee, members of management and outside consultants shall attend Committee meetings.
8.The Chair shall develop and set the Committee's agenda in consultation with other members of the Committee and Company management, as necessary. The agenda and any supporting material shall be communicated to members in advance to the extent practical to permit meaningful review.
9.The Committee shall maintain minutes of meetings and report to the Board on significant matters arising at Committee meetings at the next scheduled meeting of the Board.
D.AUTHORITY
1.The Committee has the authority to conduct investigations into any matters within its scope of responsibility and obtain advice and assistance from outside legal, accounting, or other advisers, as necessary, to perform its duties and responsibilities.
2.In carrying out its duties and responsibilities, the Committee shall have full and free access to officers and employees of the Company and its books and records. Any meetings or contacts that the Committee wishes to initiate may be arranged through the CEO or the Corporate Secretary or directly by the Chair or other member of the Committee. The Committee will use its judgment to ensure that any such contact is not disruptive to the business operations of the Company.
3.The Company will provide appropriate funding, as determined by the Committee, for payment of: (i) compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company; (ii) compensation to any advisors employed by the Committee, and (iii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.
E.RESPONSIBILITIES AND DUTIES
To fulfill its responsibilities and duties, the Committee shall:
1.Financial Reporting
(a)In collaboration with management and the independent auditor, review and approve (or recommend to the Board for approval) the Company's annual and interim financial statements, management's discussion and analysis, any annual and interim earnings press releases and any reports or other financial information to be submitted to any governmental and/or regulatory body, or the public, including any certification, report, opinion, or review rendered by the external auditor for the purpose of recommending their approval to the Board prior to their filing, issue or publication. The Chair of the Committee may represent the entire Committee for purposes of this review in circumstances where time does not allow the full Committee to be available;
(b)review analyses prepared by management and/or the external auditor setting forth significant financial reporting issues and judgements made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP or IFRS methods on the financial statements;

(c)review the effect of regulatory and accounting initiatives, as well as off balance sheet structures, on the financial statements of the Company;
(d)ensure that adequate procedures are in place for the review of the Company's public disclosure of financial information extracted or derived from the Company's financial statements, as well as review any financial information and earnings guidance provided to analysts and rating agencies, and periodically assess the adequacy of those procedures; and
(e)review and approve (or recommend to the Board for approval), prior to public release, such other public disclosures with respect to financial information including guidance, prospectus, annual information form, annual report, management information circular, material change report, as the Committee considers appropriate.
2.External Auditor
"External auditor" as used here shall mean any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company. Each such external auditor shall report directly to the Committee. With respect to the external auditor, the Committee shall:
(a)review annually, the performance of the external auditor who shall be ultimately accountable to the Board and the Committee as representatives of the shareholders of the Company;
(b)obtain annually, a formal written statement of external auditor setting forth all relationships between the external auditor and the Company consistent with The Public Company Accounting Oversight Board Rule 3526;
(c)review and discuss with the external auditor any disclosed relationships or services that may have an impact on the objectivity and independence of the external auditor;
(d)appoint, retain and replace the external auditor to be nominated annually for shareholder approval;
(e)determine the compensation to be paid to the external auditor;
(f)Assess the independence of the external auditor, receive the report of the independent auditor and review the resolution of disagreements between management and the external auditor regarding financial reporting;
(g)at each meeting, where desired, consult with the external auditor, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements;
(h)review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company;
(i)review with the external auditor the audit plan for the year-end financial statements; and
(j)pre-approve all non-audit-related services and the fees and other compensation related thereto provided by the Company's external auditor. The authority to pre-approve non-audit services may be delegated by the Committee to one or more independent members of the Committee, provided that such pre-approval must be presented to the Committee's first scheduled meeting following such pre- approval. Pre-approval of non-audit services is satisfied if:
(i)the aggregate amount of all the non-audit services that were not pre-approved is reasonably expected to constitute no more than 5% of the total amount of fees paid by the Company and subsidiaries to the Company's external auditor during the fiscal year in which the services are provided;
(ii)the Company or a subsidiary did not recognize the services as non-audit services at the time of the engagement; and
(iii)the services are promptly brought to the attention of the Committee and approved, prior to completion of the audit, by the Committee or by one or more of its members to whom authority to grant such approvals has been delegated by the Committee.
3.Financial Reporting Processes, Accounting Policies and Internal Control Structure
(a)in consultation with the external auditor, review with management the integrity of the Company's financial reporting process, both internal and external;

(b)periodically review the adequacy and effectiveness of the Company's disclosure controls and procedures and the Company's internal control over financial reporting, including any significant deficiencies and significant changes in internal controls;
(c)consider the external auditor's judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting;
(d)consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditor and management;
(e)review significant judgments made by management in the preparation of the financial statements and the view of the external auditor as to appropriateness of such judgments;
(f)following completion of the annual audit, review separately with management and the external auditor any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information;
(g)review any significant disagreement among management and the external auditor in connection with the preparation of the financial statements;
(h)review with the external auditor and management the extent to which changes and improvements in financial or accounting practices have been implemented;
(i)review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters;
(j)receive and review any disclosure from the Company's Chief Executive Officer and Chief Financial Officer made in connection with the certification of the Company's quarterly and annual financial statements, regarding:
(i)significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial data; and
(ii)any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls.
(k)establish a procedure for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters;
(l)establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;
(m)review the effect of regulatory and accounting initiatives, as well as off-balance-sheet structures, on the financial statements of the Company; and
(n)review and report to the Board with respect to all related-party transactions, unless a special committee has been established by the Board to consider a particular matter.
4.Ethical Compliance, Legal Compliance and Risk Management
(a)periodically review and recommend changes to the Board of the Company's Code of Business Conduct and Ethics (the "Code"), monitor compliance with the Code, investigate any alleged breach or violation of the Code that is reported to it and enforce the provisions of the Code. The Committee shall consider any requests for waivers from the Code, provided that a waiver from the Code for directors or executive officers must be approved by the Board. The Company shall make prompt disclosure of such waivers of the Code to Canadian and U.S. securities regulatory authorities as required by law;
(b)review, with the Company's counsel, legal compliance and legal matters that could have a significant impact on the Company's financial statements;
(c)review with the Company's external auditors, and if necessary, legal counsel or other advisors, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Company and the manner in which these matters are being disclosed in the financial statements;
(d)assist the Board in fulfilling its risk oversight responsibilities by, among other things:

(i)ensuring that processes are in place to enable management to identify significant financial risks;
(ii)ensure that management establishes appropriate action plans to mitigate against such risks; and
(iii)monitoring management's implementation of such action plans;
(e)review the Company's insurance program on an annual basis, including the directors' and officers' (D&O) insurance and indemnities, and consider the adequacy of such coverage; and
(f)carry out a review of the Company's Whistleblower Policy in order to ensure that it effectively permits stakeholders to express any concerns regarding accounting, internal controls, auditing matters or financial matters to an appropriately independent individual.
5.Other Responsibilities
(a)review policies and procedures with respect to directors' and officers' expense accounts and management perquisites and benefits, including their use of corporate assets and expenditures related to executive travel and entertainment, and review the results of the procedures performed in these areas by the external auditor, based on the terms of reference agreed upon by the external auditor and the Committee;
(b)review expenses of the Board Chair, President, Chief Executive Officer and Chief Financial Officer annually;
(c)set compensation for (i) an external auditor engaged for the purpose of preparing an audit report or performing other audit review or attest services for the Company, (ii) any advisors employed by the Committee, and (iii) ordinary administrative expenses of the Committee;
(d)ensure that management periodically reviews the Company's information systems and cyber security strategies and programs, ensure management conducts periodic training for all employees and maintains adequate IT systems for conducting its business and cyber security protocols; and
(e)annually review and update, if applicable or necessary, this Audit Committee Charter.
F.LIMITATION OF RESPONSIBILITY
While the Committee has the responsibilities and powers provided by this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate and are in accordance with international financial reporting standards. This is the responsibility of management (with respect to whom the Committee performs an oversight function) and the external auditors.
G.GOVERNING LAW
This Charter shall be interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable in that province.
H.EFFECTIVE DATE
This Charter was approved and adopted by the Board on August 24, 2015, as amended on February 23, 2022, and is and shall be effective and in full force and effect in accordance with its terms and conditions from and after such date.